Exhibit 2.01

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

TRULIA, INC.

MARINER ACQUISITION CORP.

AND

MARKET LEADER, INC.

Dated as of May 7, 2013

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3.6	Financial Statements and Controls	32
3.7	No Undisclosed Liabilities	33
3.8	Absence of Certain Changes	33
3.9	Compliance with Law and Orders; Permits	33
3.10	Litigation; Orders	34
3.11	Parent Common Stock	34
3.12	Operations of Merger Sub	34
3.13	Brokers	34

ARTICLE IV INTERIM CONDUCT OF BUSINESS		34

4.1	Affirmative Obligations of the Company	34
4.2	Negative Obligations of the Company	34
4.3	Procedures for Requesting Consent	37

ARTICLE V ADDITIONAL AGREEMENTS		38

5.1	No Solicitation	38
5.2	Reasonable Best Efforts	40
5.3	Requisite Governmental Clearances and Consents	40
5.4	Registration Statement; Proxy Statement/Prospectus	41
5.5	Company Shareholder Meeting	42
5.6	Company Board Recommendation	43
5.7	Access; Notice and Consultation	45
5.8	Confidentiality	46
5.9	Public Disclosure	46
5.10	Employee Matters	47
5.11	Directors’ and Officers’ Indemnification and Insurance	47
5.12	Insurance Policies	48
5.13	Resignation of Officers and Directors of Company Subsidiaries	48
5.14	Section 16 Resolutions	48
5.15	NYSE Listing	48
5.16	Obligations of Merger Sub	49
5.17	Anti-Takeover Statutes	49
5.18	MLS-Sourced Data	49

ARTICLE VI CONDITIONS TO THE MERGER		49

6.1	Conditions to Each Party’s Obligations to Effect the Merger	49
6.2	Additional Conditions to the Obligations of Parent and Merger Sub	50
6.3	Additional Conditions to the Company’s Obligations to Effect the Merger	51

ARTICLE VII TERMINATION		52

7.1	Termination	52
7.2	Notice of Termination; Effect of Termination	53
7.3	Fees and Expenses	54

ARTICLE VIII GENERAL PROVISIONS		55

8.1	Certain Interpretations	55
8.2	Notices	56
8.3	Survival of Representations, Warranties and Covenants	57
8.4	Assignment	57
8.5	Amendment	57
8.6	Extension; Waiver	57
8.7	Entire Agreement	57

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8.8	Third Party Beneficiaries	58
8.9	Severability	58
8.10	Other Remedies	58
8.11	Governing Law	58
8.12	Specific Performance	58
8.13	Consent to Jurisdiction	58
8.14	WAIVER OF JURY TRIAL	59
8.15	Counterparts	59

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INDEX OF DEFINED TERMS

Term	Section Reference
401(k) Plan	5.10(a)
Agreement	Preamble
Antitrust Restraint	5.3(b)
Assets	2.19
Assumed Option	1.8(a)
Assumed RSU	1.8(b)
Assumed Stock Appreciation Right	1.8(c)
Articles of Merger	1.3
Book-Entry Shares	1.9(b)(i)
Cancelled Company Shares	1.7(b)(iv)
Capitalization Date	2.4(a)
Cash Consideration	1.7(b)(i)
Certificate	1.9(b)(i)
Closing	1.2
Closing Date	1.2
Collective Bargaining Agreements	2.16(a)
Company	Preamble
Company 2004 Plan	Annex I.1(n)
Company Board Recommendation	5.6(a)
Company Board Recommendation Change	5.6(a)
Company Capitalization Representation	6.2(a)
Company Disclosure Schedule	Article II
Company Privacy Policies	2.20(k)
Company Registered Intellectual Property	2.20(a)
Company SEC Reports	2.6(a)
Company Securities	2.4(c)
Company Shareholder Meeting	5.5(a)
Company Specified Representations	6.2(a)
Confidentiality Agreement	5.8
Consent	2.3(b)
D&O Insurance	5.11(b)
Dissenting Company Shares	1.7(b)(v)
EAR	2.22(a)
Effective Time	1.3
Effects	Annex I.1(pp)
Employee Plans	2.15(a)
ERISA Affiliate	2.15(a)
Exchange Agent	1.9(a)(i)
Exchange Fund	1.9(a)(i)
Export Controls	2.22(a)
In-Licenses	2.20(h)
Indemnified Parties	5.11(a)
IP Licenses	2.20(i)
ITAR	2.22(a)

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Term	Section Reference
Import Restrictions	2.22(a)
Leased Real Property	2.17(a)
Leases	2.17(a)
Legal Proceeding Matter	5.7(d)
Material Contract	2.13(a)
Maximum Annual Premium	5.11(b)
Merger	Recitals
Merger Consideration	1.7(b)
Merger Proposal	2.2(b)
Merger Sub	Preamble
OFAC	2.22(a)
Option Consideration	1.8(g)(ii)
Out-Licenses	2.20(i)
Parent	Preamble
Parent Disclosure Schedule	Article III
Parent Expenses	7.3(b)(i)
Parent SEC Reports	3.5(a)
Parent Specified Representations	6.3(a)
Patents	Annex I.1(hh)
Permits	2.11
Proxy Statement/Prospectus	5.4(a)
Qualifying Amendment	5.4(c)
Registration Statement	5.4(a)
Regulation M-A Filing	5.4(d)
Requisite Company Shareholder Approval	2.2(c)
SAR Consideration	1.8(g)(iii)
Significant Customer	2.27(a)
Significant Supplier	2.27(b)
Stock Consideration	1.7(b)(i)
Stock Threshold	1.7(b)(vi)
Subsidiary Securities	2.5(d)
Tail Policy	5.11(b)
Takeover Law	2.2(d)
Terminating Award	1.8(d)
Termination Date	7.1(b)
Termination Fee Amount	7.3(b)(ii)
Total Stock Amount	1.7(b)(vi)
Trade Secrets	Annex I.1(hh)
Trademarks	Annex I.1(hh)
Voting Agreements	Recitals
WBCA	Recitals

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 7, 2013 by and among Trulia, Inc., a Delaware corporation (“Parent”), Mariner Acquisition Corp., a Washington corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and Market Leader, Inc., a Washington corporation (the “Company”). All capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings ascribed thereto in Annex I.

W I T N E S S E T H:

WHEREAS, each of the respective Board of Directors of Parent, Merger Sub and the Company has approved and adopted this Agreement and the transactions contemplated hereby, and deems it advisable and in the best interest of its respective shareholder(s) to enter into this Agreement and consummate the transactions contemplated hereby.

WHEREAS, the Board of Directors of the Company has resolved to recommend that its shareholders approve this Agreement.

WHEREAS, pursuant to the terms and conditions of this Agreement, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with the applicable provisions of the Washington Business Corporation Act, as amended, of the State of Washington (the “WBCA”), the Company will continue as the surviving corporation of the Merger and each share of the Company Common Stock outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive the consideration set forth herein, all upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, each of the executive officers and directors of the Company, in their respective capacities as securityholders of the Company, are entering into Voting Agreements with Parent substantially in the form attached hereto as Exhibit A (each, a “Voting Agreement” and collectively, the “Voting Agreements”).

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to Parent’s willingness to enter into this Agreement, certain key employees of the Company are entering into employment agreement addendums with Parent regarding such key employees’ continued employment with Parent or an Affiliate thereof on and after the Closing Date, each to be effective as of the Effective Time.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the WBCA, at the Effective Time, Merger Sub shall be merged with and into the Company in the Merger, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is referred to herein as the “Surviving Corporation.”

1.2 The Closing. The consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, One Market Plaza, Spear

Tower, Suite 3300, San Francisco, California 94105, on a date and at a time to be agreed upon by Parent and the Company, which date shall be no later than the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), or at such other location, date and time as Parent and the Company shall mutually agree upon in writing (the date upon which the Closing shall actually occur pursuant hereto being referred to herein as the “Closing Date”).

1.3 Effective Time of Merger. Upon the terms and subject to the conditions set forth in this Agreement, promptly after the Closing on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under Washington Law by filing articles of merger in customary form and substance (the “Articles of Merger”) with the Secretary of State of the State of Washington in accordance with the applicable provisions of the WBCA (the time of such filing and acceptance by the Washington Secretary of State, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Articles of Merger, being referred to herein as the “Effective Time”). This Agreement together with Exhibit B hereto but excluding the other Exhibits and Schedules to this Agreement shall be deemed the “plan of merger” under Chapter 11 of the WBCA and shall be filed with the Articles of Merger pursuant to Section 23B.11.050(1) of the WBCA.

1.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the WBCA. Without limiting the generality of the foregoing (and subject thereto), at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.5 Organizational Documents of Surviving Corporation.

(a) At the Effective Time, subject to the provisions of Section 5.11, the articles of incorporation of the Company shall be amended in their entirety as set forth in Exhibit B to this Agreement, and as so amended shall become the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of Washington Law and such articles of incorporation.

(b) At the Effective Time, subject to the provisions of Section 5.11, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of Washington Law, the articles of incorporation of the Surviving Corporation and such bylaws.

1.6 Directors and Officers of Surviving Corporation.

(a) At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b) At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall become the officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

1.7 Effect of Merger on Capital Stock of Constituent Corporations. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any shares of Company Common Stock:

(a) Merger Sub Capital Stock. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, whereupon each certificate evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b) Company Capital Stock.

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Company Shares and any Dissenting Company Shares) shall be canceled and extinguished and automatically converted into the right to receive the following consideration: (A) $6.00 in cash, without interest (such per share cash amount being referred to herein as the “Cash Consideration”) plus (B) 0.1553 validly issued, fully paid and nonassessable shares of Parent Common Stock (such per share amount of Parent Common Stock being referred to herein as the “Stock Consideration”), upon the surrender of the Certificate representing such share of Company Common Stock (or the receipt of an agent’s message in the case of Book-Entry Shares) in the manner set forth in Section 1.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner set forth in Section 1.9(h)). For all purposes of and under this Agreement, the term “Merger Consideration” shall mean the Cash Consideration plus the Stock Consideration, together with any cash payable under Section 1.7(b)(iii) in lieu of fractional shares of Parent Common Stock otherwise issuable pursuant hereto. From and after the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate theretofore representing any shares of Company Common Stock (other than any Cancelled Company Shares and any Dissenting Company Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration issuable and payable in respect thereof pursuant to this Section 1.7(b) and any dividends or other distributions issuable or payable in respect thereof pursuant to Section 1.9(c) upon the surrender thereof in accordance with the provisions of Section 1.9. The Merger Consideration issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.7(b)(iii) and Section 1.9(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of any shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Parent or the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

(ii) Notwithstanding anything to the contrary set forth in this Agreement, (A) the Stock Consideration shall be adjusted appropriately to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Parent Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock having a record date on or after the date hereof and prior to the Effective Time, and (B) the Cash Consideration and the Stock Consideration shall be adjusted appropriately to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Company Common Stock having a record date on or after the date hereof and prior to the Effective Time (it being understood and agreed that the inclusion of this clause (B) shall not be deemed to amend or modify in any respect the restrictions set forth in Article IV).

(iii) No fraction of a share of Parent Common Stock will be issued by virtue of the Merger or pursuant to this Agreement, and in lieu thereof each holder of record of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder of record) shall be entitled to receive from Parent, upon surrender of such holder’s Certificate(s) in the manner set forth in Section 1.9, an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the Parent Common Stock Closing Price.

(iv) Notwithstanding anything to the contrary set forth in this Agreement, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any shares of Company Common Stock, each share of Company Common Stock owned by Parent, any Subsidiary of Parent or the Company (collectively, “Cancelled Company Shares”), in each case as of immediately prior to the Effective Time, shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(v) Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a shareholder who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly demanded its rights to be paid the fair value of such Company Shares in accordance with Chapter 23B.13 of the WBCA (“Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to this Section 1.7. By virtue of the Merger, all Dissenting Company Shares shall be cancelled and shall cease to exist and the holders of such Dissenting Company Shares shall thereafter be entitled only to such rights with respect to such Dissenting Company Shares as are provided under Chapter 23B.13 of the WBCA; provided, however, that notwithstanding the foregoing, all Dissenting Company Shares held by a shareholder who shall have failed to perfect or who shall have effectively withdrawn or lost such shareholder’s right to dissent under such Chapter 23B.13 of the WBCA shall thereupon be deemed to have been converted into, and to have become exchangeable for, the right to receive the Merger Consideration, without any interest thereon, upon surrender of the Certificate or Certificates that formerly evidenced such shares of Company Common Stock (or receipt of an agent’s message in the case of Book-Entry Shares) in the manner set forth in Section 1.9. The Company shall give Parent (x) prompt notice of any notice received by the Company of any shareholder’s intent to exercise its dissenter’s rights under Section 23B.13 of the WBCA, demand received by the Company for payment of the fair value of any Company Shares, withdrawals of such demands, and any other instruments received by the Company which relate to any such demand for dissenter’s rights and (y) the opportunity to direct and control all negotiations and proceedings with respect to demands for dissenter’s rights under Washington Law in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for dissenter’s rights or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares.

(vi) Notwithstanding anything in this Agreement to the contrary, to the extent that the sum of (A) the aggregate number of shares of Parent Common Stock issuable in the Merger plus (B) the maximum number of shares of Parent Common Stock issuable upon the exercise of all Assumed Options, Assumed RSUs and Assumed Stock Appreciation Rights after giving effect to the cash-out of vested Company Options and vested Company Stock Appreciation Rights pursuant to Section 1.8(g) (the sum of the amounts in clauses (A) and (B), the “Total Stock Amount”) would be equal to or greater than nineteen and nine tenths percent (19.9%) of the shares of Parent Common Stock outstanding as of immediately prior to the Effective Time (such amount, the “Stock Threshold”), the Stock Consideration in the Merger shall be decreased to the minimum extent necessary, such that the Total Stock Amount shall not equal or exceed the Stock Threshold. In such event, the Cash Consideration in the Merger shall be increased by an amount equal to the product of (A) the amount of such reduction in the Stock Consideration in the Merger pursuant to the preceding sentence multiplied by (B) Parent Common Stock Closing Price.

1.8 Treatment of Company Stock Awards.

(a) Company Options Held by Continuing Service Providers. At the Effective Time, each Company Option (or portion thereof) that is outstanding as of immediately prior to the Effective Time and that is held by a Continuing Service Provider shall, without any further action on the part of any holder of Company Options, be assumed by Parent (each, an “Assumed Option”), unless Parent provides written notice to the Company that certain Company Options shall not be assumed in accordance with Section 1.8(g). Each such Assumed Option shall be subject to the same terms and conditions as applied to the related Company Option immediately prior to the Effective Time, including the vesting schedule applicable thereto, except that (A) the number of shares of Parent Common Stock subject to each Assumed Option shall be equal to the product of (x) the number of shares of Company Common Stock underlying such Assumed Option as of immediately prior to the Effective Time multiplied by (y) the Exchange Ratio (with the resulting number, in the event a fractional share results, rounded down to the nearest whole share), and (B) the per share exercise price of each Assumed Option shall be equal to the quotient determined by dividing (x) the exercise price per share at which such Assumed Option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio (with the resulting price per share rounded up to the nearest whole cent). Continuous employment with the Company prior to the Effective Time will be credited to holders of Assumed Options for purposes of any vesting requirements applicable to the Assumed Options after the Effective Time. The assumption of Assumed Options classified as “incentive stock options” (within the meaning of Section 422 of the Code) immediately prior to the Effective Time shall be effected in a manner that satisfies the requirements of Section 424 of the Code and the Treasury Regulations promulgated thereunder, the assumption of all other Assumed Options shall be effected in a manner that satisfies the requirements of Section 409A of the Code and the Treasury Regulations promulgated thereunder, and this Section 1.8 will be construed consistent with such intentions.

(b) Company Restricted Stock Units Held by Continuing Service Providers. At the Effective Time, each award of Company Restricted Stock Units (or portion thereof) that is outstanding as of immediately prior to the Effective Time and that is held by a Continuing Service Provider shall, without any further action on the part of any holder of Company Restricted Stock Units, be assumed by Parent (each, an “Assumed RSU”). Each such Assumed RSU shall be subject to the same terms and conditions as applied to the related Company Restricted Stock Unit immediately prior to the Effective Time, including the vesting schedule applicable thereto, except that the number of shares of Parent Common Stock subject to each Assumed RSU shall be equal to the product of (x) the number of shares of Company Common Stock underlying such Assumed RSU as of immediately prior to the Effective Time multiplied by (y) the Exchange Ratio (with the resulting number, in the event a fractional share results, rounded down to the nearest whole share). Continuous employment with the Company prior to the Effective Time will be credited to holders of Assumed RSUs for purposes of any vesting requirements applicable to the Assumed RSUs after the Effective Time.

(c) Company Stock Appreciation Rights Held by Continuing Service Providers. At the Effective Time, each Company Stock Appreciation Right (or portion thereof) that is outstanding as of immediately prior to the Effective Time and that is held by a Continuing Service Provider shall, without any further action on the part of any holder of Company Stock Appreciation Rights, be assumed by Parent (each, an “Assumed Stock Appreciation Right”), unless Parent provides written notice to the Company that certain Company Stock Appreciation Rights shall not be assumed in accordance with Section 1.8(g). Each such Assumed Stock Appreciation Right shall be subject to the same terms and conditions as applied to the related Company Stock Appreciation Right immediately prior to the Effective Time, including the vesting schedule applicable thereto, except that (A) the number of shares of Parent Common Stock subject to each Assumed Stock Appreciation Right shall be equal to the product of (x) the number of shares of Company Common Stock underlying such Assumed Stock Appreciation Right as of immediately prior to the Effective Time multiplied by (y) the Exchange Ratio (with the resulting number, in the event a fractional share results, rounded down to the nearest whole share), and (B) the per share exercise price of each Assumed Stock Appreciation Right shall be equal to the quotient determined by dividing (x) the exercise price per share at which such Assumed Stock Appreciation Right was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio (with the resulting price per share rounded up to the nearest whole cent). Continuous employment with the Company prior to the Effective Time will be credited to holders of Assumed Stock Appreciation Rights for purposes of any vesting requirements applicable to the Assumed Stock Appreciation Rights after the Effective Time. The assumption of Assumed Stock Appreciation Rights pursuant to this Section shall be effected in a manner that satisfies the requirements of Section 409A of the Code and the Treasury Regulations promulgated thereunder, and this Section 1.8 will be construed consistent with this intent.

(d) Company Stock Awards Held by Non-Continuing Service Providers. Each Company Stock Award that is held by a Person other than a Continuing Service Provider shall not be assumed or otherwise substituted by Parent (a “Terminating Award”), and each such Terminating Award shall be canceled or terminated at the Effective Time without consideration.

(e) Necessary Actions; Form S-8.

(i) The Company shall, at Parent’s direction (which is hereby given pursuant to this Agreement), take all actions necessary to effect the transactions contemplated by this Section 1.8 under all Company Plans and Company Stock Awards or any other plan or arrangement of the Company, including delivering all required notices, obtaining all necessary consents, and making any determinations and/or resolutions of the Company Board or a committee thereof.

(ii) Promptly after the Effective Time (but in no event later than five (5) Business Days following the Effective Time), if available for use by Parent, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) relating to the shares of Parent Common Stock issuable with respect to assumed or converted Company Stock Awards under this Section 1.8 and, in connection with assumption of the Company Stock Awards contemplated by this Section 1.8, shall file with NYSE a Supplemental Listing Application (or such other form as may be required by NYSE) relating to such assumed Company Stock Awards. Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement (and the current status of the prospectus or prospectuses required thereby) for so long as shares remain issuable pursuant to assumed or converted Company Stock Awards. Parent shall give holders written notice of their assumed or converted Company Stock Awards within five (5) Business Days after the Effective Time stating that their Company Stock Awards have been assumed by Parent and shall continue in effect on substantially the same terms and conditions (subject to adjustment required by this Section 1.8) after giving effect to the merger and the terms of the Company Plans.

(f) Assumption of Company 2004 Plan. Following the Effective Time, if and only if Parent provides a written notice to the Company no later than five (5) Business Days prior to the Closing Date, Parent shall assume and will be able to grant equity-based awards, to the extent permissible by applicable Law and NYSE rules, under the terms of the Company 2004 Plan or the terms of another plan adopted by Parent to issue the reserved but unissued Company shares under the Company 2004 Plan and the shares that would otherwise return to the Company 2004 Plan pursuant to Section 4.2(a) thereof (which provides that each award that lapses, expires, terminates or is canceled prior to the issuance of shares thereunder or if shares of Company Common Stock are issued under the Company 2004 Plan to a holder and thereafter are forfeited to or otherwise reacquired by the Company, the shares subject to such awards and the forfeited or reacquired shares shall again be available for issuance under the 2004 Plan), except that (i) Company shares covered by such awards will be shares of Parent Common Stock and (ii) all references to a number of Company shares will be (A) changed to reference Parent Common Stock and (B) converted to a number of shares of Parent Common Stock equal to the product of the number of Company shares multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock. The Company shall take all actions in furtherance of this Section 1.8(f) as Parent may reasonably request. Unless Parent provides written notice to the Company that the Company 2004 Plan will be assumed, the Company shall terminate the Company 2004 Plan in accordance with Section 5.10.

(g) Parent Election to Cancel and Cash-Out Vested Company Options and Vested Company Stock Appreciation Rights.

(i) Notwithstanding Sections 1.8(a) and 1.8(c), if Parent reasonably determines, after consultation with the Company, that the Total Stock Amount (prior to giving effect to any cash out of vested Company Options and vested Company Stock Appreciation Rights under this Section 1.8(g)) would otherwise equal or exceed the Stock Threshold, Parent shall, in accordance with this Section 1.8(g), cash out at least that number of vested Company Options (which may include any Company Options that will accelerate as a result of the Merger) identified by Parent (“Identified Options”) and/or vested Company Stock Appreciation Rights (which may include any Company Stock Appreciation Rights that will accelerate as a result of the Merger) identified by Parent (“Identified Stock Appreciation Rights”), in each case held by Continuing Service Providers, such that the Total Stock Amount would no longer equal or exceed the Stock Threshold. Parent agrees to determine the identity (including without limitation the allocation between Identified Options and Identified Stock Appreciation Rights) and the aggregate number of, the Identified Options and/or Identified Stock Appreciation Rights to be so cashed out in an objective manner using the following criteria. The vested Company Options and vested Company Stock Appreciation Rights shall be sorted in order from highest exercise price to lowest exercise price. Those vested Company Options and vested Company Stock Appreciation Rights with the highest exercise price shall be cashed out first. To the extent that it is not necessary to cash out all of the vested Company Options and vested Company Stock Appreciation Rights with a particular exercise price, then within such tranche of vested Company Options and vested Company Stock Appreciation Rights with a particular exercise price, those vested Company Options and vested Company Stock Appreciation Rights will be sorted in order by seniority at the Company (based on position, not length of service). Those vested Company Options and vested Company Stock Appreciation Rights held by the individuals with the highest seniority shall be cashed out first. To the extent that it is not necessary to cash out all of the vested Company Options and vested Company Stock Appreciation Rights held by all of the individuals with a particular level of seniority, then within such tranche by seniority, the vested Company Options and vested Company Stock Appreciation Rights shall be cashed out pro rata among the individuals with that level of seniority. In case of any questions regarding the interpretation of this Section 1.8(g), the determination of Parent’s Board of Directors shall be final and binding. Parent shall provide the Company written notice no later than five (5) Business Days prior to the Closing Date of its determination to cash out the Identified Options and the Identified Stock Appreciation Rights in accordance with this Section 1.8(g).

(ii) At the Effective Time, each Identified Option (or portion thereof) outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger be cancelled, terminated and converted into the right to receive an amount in cash, without interest, with respect to each share underlying such Identified Option, equal to the excess, if any, of the Cash-Out Consideration over the per share exercise price of such Identified Option (such amount being hereinafter referred to as the “Option Consideration”). If the exercise price per share of any such Identified Option is equal to or greater than the Cash-Out Consideration, such Identified Option shall be cancelled without any cash payment being made in respect thereof. The payment of Option Consideration to the holder of a Identified Option shall be reduced by any income or employment tax withholding required under any applicable Law.

(iii) At the Effective Time, each Identified Stock Appreciation Right (or portion thereof) outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger be cancelled, terminated and converted into the right to receive an amount in cash, without interest, with respect to each share underlying such Identified Stock Appreciation Right, equal to the excess, if any, of the Cash-Out Consideration over the per share exercise price of such Identified Stock Appreciation Right (such amount being hereinafter referred to as the “SAR Consideration”). If the exercise price per share of any such Identified Stock Appreciation Right is equal to or greater than the Cash-Out Consideration, such Identified Stock Appreciation Right shall be cancelled without any cash payment being made in respect thereof. The payment of SAR Consideration to the holder of a Identified Stock Appreciation shall be reduced by any income or employment tax withholding required under any applicable Law.

1.9 Exchange Fund; Exchange of Shares; Payment of Option Consideration and SAR Consideration.

(a) Exchange Fund.

(i) Prior to the date on which Parent and the Company shall disseminate the Proxy Statement/Prospectus, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the exchange agent for the Merger (the “Exchange Agent”).

(ii) At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with the terms and conditions of this Article I, the following:

(A) a number of shares of Parent Common Stock sufficient to issue all Stock Consideration issuable pursuant to Section 1.7(b)(i);

(B) cash in an amount sufficient to pay all Cash Consideration payable pursuant to Section 1.7(b)(i); and

(C) cash in an amount sufficient to make all requisite payments of cash in lieu of fractional shares payable pursuant to Section 1.7(b)(iii) and any dividends or other distributions which holders of shares of Company Common Stock may be entitled pursuant to Section 1.9(c).

All shares of Parent Common Stock and cash deposited with the Exchange Agent pursuant hereto shall hereinafter be referred to as the “Exchange Fund.” Pursuant to irrevocable instructions, the Exchange Agent shall promptly deliver the Merger Consideration from the Exchange Fund to the former Company shareholders who are entitled thereto pursuant to Section 1.7.

(b) Exchange Procedures.

(i) Promptly following the Effective Time, Parent and Merger Sub shall cause the Exchange Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate that represented outstanding shares of Company Common Stock as of immediately prior to the Effective Time (a “Certificate”), and each holder of record of uncertificated shares of Company Common Stock represented by book-entry shares (“Book-Entry Shares”) as of immediately prior to the Effective Time, (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), and (B) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration issuable and payable in respect thereof (in accordance with Section 1.7(b)) and any dividends or other distributions to which such holders is entitled to receive pursuant to Section 1.9(c).

(ii) Upon surrender of Certificates for cancellation to the Exchange Agent (or upon receipt of an appropriate agent’s message in the case of Book-Entry Shares), together with a letter of transmittal, properly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates and Book-Entry Shares shall be entitled to receive in exchange therefor (A) the number of whole shares of Parent Common Stock (after taking into account all Certificates surrendered by such holder of record) to which such holder is entitled pursuant to Section 1.7(b)(i) (which, at the election of Parent, may be in uncertificated book entry form unless a physical certificate is requested by the holder of record or is otherwise required by applicable Law), (B) the cash amounts such holders are entitled to receive pursuant to Section 1.7(b)(i), (C) the cash payable in lieu of fractional shares of Parent Common Stock such holder is entitled to receive pursuant to Section 1.7(b)(iii), and (D) any dividends or distributions to which such holders are entitled pursuant to Section 1.9(c), and any Certificates or Book-Entry Shares so surrendered shall forthwith be canceled. The Exchange Agent shall accept such Certificates and Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on any cash amounts payable upon the surrender of such Certificates or Book-Entry Shares pursuant to this Section 1.9. Until so surrendered, outstanding Certificates and Book-Entry Shares shall be deemed, from and after the Effective Time, to evidence only the right to receive the Merger Consideration issuable and payable in respect thereof and any dividends or distributions payable or issuable in respect thereof pursuant to Section 1.9(c). Exchange of Book-Entry Shares shall be effected in accordance with the customary procedures in respect of shares represented by book entry on the stock ledger of the Company.

(c) Dividends and Other Distributions. No dividends or other distributions declared or made after the date hereof with respect to Parent Common Stock with a record date after the Effective Time, and no payment in lieu of fractional shares pursuant to Section 1.7(b)(iii), will be paid to the holders of any unsurrendered Certificates or Book-Entry Shares with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates or Book-Entry Shares shall surrender such Certificates or Book-Entry Shares in accordance with the terms of Section 1.9(b). Subject to applicable Law, promptly following the surrender of any such Certificates or Book-Entry Shares, the Exchange Agent shall deliver to the record holders thereof, without interest, any dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock and, at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) Transfers of Ownership. In the event that shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered (including as a result of a transfer of ownership of shares of Company Common Stock that has not been registered in the stock transfer books or ledger of the Company), it will be a condition of the issuance of such shares of Parent Common Stock that the Certificates so surrendered are properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer or other Taxes required by reason of the issuance of shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer or other Taxes have been paid or are otherwise not payable.

(e) Required Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as may be required to be deducted or withheld therefrom under Law. To the extent that such amounts are so deducted or withheld and timely remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Termination of Exchange Fund. At the request of Parent, any portion of the Exchange Fund which remains undistributed or unclaimed on the date that is six (6) months immediately following the Effective Time shall be delivered to Parent, and any holders of the Certificates who have not theretofore surrendered Certificates in compliance with this Section 1.9 shall thereafter look only to Parent for issuance or payment of the Merger Consideration issuable and payable in respect thereto pursuant to Section 1.7(b) and issuance and payment of any dividends or other distributions payable or issuable in respect thereof pursuant to Section 1.9(c). Any portion of the Exchange Fund that remains undistributed or unclaimed as of immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of any Person previously entitled thereto.

(h) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration that is issuable and payable in respect thereof pursuant to Section 1.7(b) and any dividends or distributions issuable or payable in respect thereof pursuant to Section 1.9(c); provided, however, that Parent and/or the Exchange Agent may, in its discretion and as a condition precedent to the issuance thereof, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(i) Payment of Option Consideration and SAR Consideration. If Parent cashes out Identified Options and/or Identified SARs pursuant to Section 1.8(g), Parent will pay or cause to be paid to holders of Identified Options and Identified SARs, an amount equal to the Option Consideration and SAR Consideration no later than the 30th day after the Effective Time.

1.10 Taking of Necessary Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Company and Merger Sub shall take all such lawful and necessary action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered by the Company to Parent dated as of the date hereof (the “Company Disclosure Schedule”), which expressly identifies the Section (and, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure set forth in the Company Disclosure Schedule relating to one Section or subsection of this Agreement shall also apply to any other Sections and subsections of this Agreement if and to the extent that it is readily apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that such disclosure also relates to such other Sections or subsections), the Company hereby represents and warrants to Parent and Merger Sub as follows:

2.1 Organization and Standing. The Company is a corporation duly organized and validly existing and has the requisite corporate power and authority to carry on its business as it is presently being conducted and to own, lease or operate its respective properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction), except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company has delivered or made available to Parent complete and correct copies of (a) the articles of incorporation and bylaws of the Company, in each case as in effect on the date hereof, and (b) all actions taken by written consent and all minutes (or, in the case of draft minutes or written consents, the most recent drafts thereof) of all meetings of the shareholders, the Company Board and each committee of the Company Board since January 1, 2010, except for such portions of the minutes of the Company Board or any committee of the Committee Board with respect to the consideration by such directors of the possible acquisition of the Company. The Company is not and has never been in violation of its articles of incorporation or bylaws.

2.2 Authorization and Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and subject to obtaining the Requisite Company Shareholder Approval, to consummate the transactions contemplated hereby (including the Merger) and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company other than, in the case of the consummation of the Merger, obtaining the Requisite Company Shareholder Approval, and no additional corporate actions or proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and is subject to general principles of equity.

(b) At a meeting duly called and held on May 6, 2013, the Company Board unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Merger) are advisable, fair to, and in the best interests of, the Company and its shareholders, (ii) adopting this Agreement and approving the transactions contemplated hereby (including the Merger), (iii) resolving to submit this Agreement to the shareholders of the Company for approval in accordance with the WBCA (the “Merger Proposal”) and (iv) recommending that the shareholders of the Company approve the Merger Proposal at the Company Shareholder Meeting. As of the date hereof, the Company Board has not rescinded or modified in any way the foregoing resolutions.

(c) Assuming that the representations of Parent and Merger Sub set forth in Section 3.12 are accurate, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock, voting together as a class, in favor of the Merger Proposal (the “Requisite Company Shareholder Approval”), is the only vote of the holders of any class or series of Company Capital Stock necessary (under applicable Law or otherwise) to approve and adopt this Agreement and consummate the Merger.

(d) Assuming that the representations of Parent and Merger Sub set forth in Section 3.12 are accurate, the Company Board has taken all necessary actions so that the restrictions on significant business transactions set forth in Chapter 23B.19 of the WBCA are not applicable to this Agreement, the transactions contemplated hereby (including the Merger), or the Voting Agreements and the transactions contemplated thereby. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover Law (such Law, including Section 23B.19 of the WBCA, “Takeover Law”) applies to this Agreement, the Voting Agreements or any of the other transactions contemplated hereby (including the Merger) or thereby.

(e) As of the date hereof, neither the Company nor any of its Subsidiaries has terminated, amended or waived any rights under (or failed to enforce by seeking an injunction or by seeking to specifically enforce the terms of) any “standstill” or other similar agreement between the Company or any of its Subsidiaries and any other Person.

2.3 Non-contravention; Governmental Consents.

(a) The execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby (including the Merger) and the compliance by the Company with any of the terms hereof do not and will not (i) violate or conflict with any provision of the articles of incorporation or bylaws or other equivalent constituent documents of the Company or any of its Subsidiaries, (ii) subject to obtaining the consents set forth in Section 2.3 of the Company Disclosure Schedules, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Material Contract, (iii) assuming compliance with the matters referred to in Section 2.3(b) and, in the case of the consummation of the Merger, subject to obtaining the Requisite Company Shareholder Approval, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound or (iv) result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens which would not reasonably be expected, individually or in the aggregate, be material to the Company and its Subsidiaries, taken together as a whole.

(b) No consent, approval, Order or authorization of, or filing or registration with, or notification to (any of the foregoing being a “Consent”), any Governmental Authority is required on the part of the

Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Merger), except (i) the filing and recordation of the Articles of Merger with the Secretary of State of the State of Washington with respect to the Merger, (ii) such filings and approvals as may be required by any U.S. federal, state or non-U.S. securities laws or rules and regulations promulgated thereunder, (iii) compliance with any applicable requirements of the HSR Act and any other Antitrust Law and (iv) such other Consents, the failure of which to obtain would not reasonably be expected, individually or in the aggregate, be material to the Company and its Subsidiaries, taken together as a whole.

2.4 Capitalization.

(a) The authorized capital stock of the Company consists of (i) one hundred twenty million (120,000,000) shares of Company Common Stock, and (ii) thirty million (30,000,000) shares of Company Preferred Stock. As of the close of business on May 3, 2013 (the “Capitalization Date”): (A) 27,020,560 shares of Company Common Stock were issued and outstanding and (B) no shares of Company Preferred Stock were issued and outstanding. Since the close of business on the Capitalization Date, the Company has not issued or authorized the issuance of any shares of Company Capital Stock other than pursuant to the exercise or vesting of Company Stock Awards granted under a Company Plan in compliance with the terms of this Agreement. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights.

(b) The Company has reserved 5,936,433 shares of Company Common Stock for issuance under the Company Plans and 659,979 Shares were reserved for future issuance pursuant to Company Stock Awards not yet granted under the Company Plans. As of the close of business on the Capitalization Date, with respect to the Company Plans, there were outstanding (A) Company Options to purchase or otherwise acquire 4,464,226 shares of Company Common Stock, of which 3,335,612 were vested and exercisable as of such date, (B) Company Restricted Stock Units to purchase or otherwise acquire 560,832 shares of Company Common Stock, of which 560,832 were unvested as of such date and (C) Company Stock Appreciation Rights to purchase or otherwise acquire 911,375 shares of Company Common Stock, of which 258,000 were vested and exercisable as of such date and, since such date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Stock Awards. All grants of Company Stock Awards were validly issued and properly approved by the plan administrator of the applicable Company Plan in accordance with all applicable Law and the Company Plans and no such grants involved any “backdating” or similar practices with respect to the effective date of grant. All Company Stock Awards granted on or prior to December 31, 2012 have been, and all the Company Stock Awards granted after December 31, 2012 will be, properly accounted for in accordance with GAAP on the consolidated financial statements of the Company and its Subsidiaries filed in or furnished with Company SEC Reports.

(c) Except as set forth in this Section 2.4, there are (i) no outstanding shares of Company Capital Stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of Company Capital Stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other Contracts to acquire from the Company, or that obligates the Company to issue, any Company Capital Stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of Company Capital Stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. There are no outstanding Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Section 2.4(c)(i) of the Company Disclosure Schedule sets forth, with respect to each outstanding Company Option, the name of the holder of such option, the number of shares of Company Common Stock issuable upon the exercise of such option, the exercise price of such option, the date on which such option was granted, the vesting schedule for such option (including any acceleration provisions with respect thereto), including the extent unvested and vested to date, and whether such option is intended to qualify as an “incentive stock option” as defined in Section 422 of the Code. Section 2.4(c)(ii) of the Company Disclosure Schedule sets forth, with respect to each holder of Company Restricted Stock Units, the name of the holder of such award, the number of shares of Company Restricted Stock Units held by such holder, the date on which such Company Restricted Stock Units were granted, the applicable vesting schedule for such Company Restricted Stock Units (including any acceleration provisions with respect thereto), and whether the Company Restricted Stock Units are settled in cash, stock or a combination thereof. Section 2.4(c)(iii) of the Company Disclosure Schedule sets forth, with respect to each outstanding Company Stock Appreciation Right, the name of the holder of such right, the number of shares of Company Common Stock subject to such right, whether the Company Stock Appreciation Right is settled in cash, stock or a combination thereof, the exercise price of such right, the date on which such right was granted, the vesting schedule for such right (including any acceleration provisions with respect thereto), including the extent unvested and vested to date.

(d) Neither the Company nor any of its Subsidiaries is a party to any Contract restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of the Company.

2.5 Subsidiaries.

(a) Section 2.5(a) of the Company Disclosure Schedule sets forth a complete and accurate list of the name and jurisdiction of organization of each Subsidiary of the Company and includes details regarding its form and state of organization, ownership and states in which qualified to do business .. Except for the Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction). Each of the Company’s Subsidiaries has the requisite corporate or other applicable power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction), except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company has delivered or made available to Parent complete and correct copies of (a) the articles or certificate of incorporation and bylaws or other equivalent constituent documents, as amended to date, of each of the Company’s Subsidiaries, and (b) all actions taken by written consent and all minutes (or, in the case of draft minutes or written consents, the most recent drafts thereof) of all meetings of the shareholders, members, the board or other equivalent governing body and each committee of the board or other equivalent governing body of each of the Company’s Subsidiaries since January 1, 2010. None of the Company’s Subsidiaries is or has ever been in violation of its articles or certificate of incorporation, bylaws or other applicable constituent governing documents.

(c) All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and are fully paid and nonassessable and (ii) is owned, directly or indirectly, by the Company, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Surviving Corporation of such Subsidiary’s business as presently conducted.

(d) There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, any Subsidiary of the Company, (ii) options, warrants, rights or other Contracts to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, option, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”) or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities. There are no outstanding Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

2.6 SEC Reports; Other Reports.

(a) Since January 1, 2010, the Company has filed or furnished all forms, reports and documents with the SEC that have been required to be filed or furnished by it under applicable Law , and the Company will file or furnish prior to the Effective Time all forms, reports and documents with the SEC that are required to be filed or furnished by it under applicable Law prior to such time (all such forms, reports and documents, together with any other forms, reports or other documents filed or furnished by the Company with the SEC on or prior to the Effective Time that are not required to be so filed or furnished, the “Company SEC Reports”). Each Company SEC Report complied, or will comply, as the case may be, as of its filing date or the date on which it is furnished, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Company SEC Report was, or will be, filed or furnished. True and correct copies of all Company SEC Reports filed prior to the date hereof, whether or not required under applicable Law, have been furnished to Parent or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. As of its filing date or the date it was furnished to the SEC (or, if amended or superseded by a filing or furnished document prior to the date of this Agreement, on the date of such amended or superseding filing or furnished document), each Company SEC Report did not and will not contain, as the case may be, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or Section 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report for which such certification was required, except as disclosed in certifications filed with the Company SEC Reports. Neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. There are no outstanding written comments from the SEC with respect to any of the Company SEC Reports.

(b) The Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2010, with any Governmental Authority (other than the SEC) and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such reports, registrations and statements would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken together as a whole. Neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

2.7 Financial Statements and Controls.

(a) The consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports complied, and in the case of consolidated financial statements to be filed in or furnished with Company SEC Reports after the date hereof, will comply, as to form in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and they have been or will be, as the case may be, prepared in accordance with GAAP consistently applied by the Company during the periods and at the dates involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q), and fairly present in all material respects, or will fairly present in all material respects, as the case may be, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended.

(b) The Company has established and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that could have a material effect on the Company’s financial statements. Neither the Company nor any of its Subsidiaries (including any employee thereof) nor the Company’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness (as defined in Rule 13a-15-15(f) promulgated under the Exchange Act) in the system of internal accounting controls utilized by the Company and its Subsidiaries, (B) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (C) any claim or allegation regarding any of the foregoing.

(c) The Company has established and maintains effective disclosure controls and procedures required by Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.

(e) Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, employee, auditor, accountant, consultant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

(f) To the Company’s Knowledge, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in

Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(g) The Company is in compliance in all material respects with all applicable criteria for continued listing and the corporate governance rules of Nasdaq.

(h) The Company has provided to Parent certain financial information requested by Parent in order to determine any foreign antitrust filings that may be required, including (i) the total revenues by country derived by the Company and its Subsidiaries during the last completed fiscal year based on ship-to revenues (i.e., revenues based on the location of the customer) and (ii) a list of countries in which the Company has significant assets (i.e., Subsidiaries, divisions or other significant operations), and all such information provided to Parent is complete and accurate in all material respects.

(i) The Company has provided to Parent copies of all SAB 99 memoranda, reports, white papers or similar documents prepared by, on behalf of or for the benefit of the Company.

2.8 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material Liabilities other than (a) Liabilities reflected or otherwise reserved against in the Balance Sheet as filed with the SEC, (b) Liabilities incurred after the date of the Balance Sheet in the ordinary course of business consistent with past practice that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (c) Liabilities under this Agreement or (d) Liabilities that are executory obligations under Contracts to which the Company or any of its Subsidiaries is or may hereafter become a party (other than Liabilities thereunder due to breaches by the Company or any of it Subsidiaries of the terms set forth therein).

2.9 Absence of Certain Changes. Since the date of the Balance Sheet, except for actions expressly contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, and there has not been or occurred or there does not exist, as the case may be:

(a) any event, development, change, circumstance or condition that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (whether or not any events, developments, changes, circumstances or conditions occurring prior to the date of the Balance Sheet caused or contributed to the occurrence of such Material Adverse Effect on the Company);

(b) any damage, destruction or other casualty loss (whether or not covered by insurance) with respect to any Assets that, individually or in the aggregate, are material to the Company and its Subsidiaries, taken together as a whole; or

(c) any action that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Section 4.2.

2.10 Compliance with Law and Orders. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, their respective properties (including the Assets and the Leased Real Property), are and have been in compliance with all Law and Orders applicable to the Company and its Subsidiaries or such properties or to the conduct of the business or operations of the Company and its Subsidiaries, except for such violations or noncompliance that would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, take together as a whole. Since January 1, 2010, neither the Company nor any of its Subsidiary (a) has received any written notice from any Governmental Authority regarding any material violation by the Company or any Company Subsidiary of any Law or Order or (b) has provided any written notice to any Governmental Authority regarding any material violation by the Company or any of its Subsidiaries of any Law or Order and no such notice remains outstanding or unresolved.

2.11 Permits. The Company and its Subsidiaries have, and are in compliance with the terms of, all material permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to occupy and operate each Leased Real Property and to conduct their businesses as currently conducted (“Permits”), and no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken together as a whole. Since January 1, 2010, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority regarding (a) any violation by the Company or any of its Subsidiaries of any such Permits, or (b) any revocation, cancellation or termination of any such Permits held by the Company or any of its Subsidiaries and no such notice in either case remains outstanding or unresolved.

2.12 Litigation; Orders.

(a) There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened (i) against the Company, any of its Subsidiaries or any of their respective properties that (A) involves, or would be reasonably expected to involve, damages or settlement payments in excess of $100,000, or any material non-monetary settlement, (B) seeks material injunctive relief, (C) seeks to impose any legal restraint on or prohibition against or limit the Parent or the Surviving Corporation’s ability to operate the business of the Company and its Subsidiaries substantially as it was operated immediately prior to the date of this Agreement or (D) would, individually or in the aggregate with all other pending or threatened Legal Proceedings, have a Material Adverse Effect on the Company, or (ii) against any current director or officer of the Company or any of its Subsidiaries (in their respective capacities as such), or any individual that has or may have a claim for indemnification against the Company or any of its Subsidiaries, in each case, whether or not naming the Company or any of its Subsidiaries.

(b) Neither the Company nor any of its Subsidiaries nor any of their respective properties, including the Assets and the Leased Real Property, nor (to the Knowledge of the Company) any third party owning or having any other interest in such properties, is subject to any outstanding Order that remains in effect, except for Orders that would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken together as a whole.

2.13 Material Contracts.

(a) For purposes of this Agreement, a “Material Contract” shall mean:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries that has been, or was required to be, filed with the SEC with the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2012 or any Company SEC Reports filed after the date of filing of the Form 10-K until the date hereof;

(ii) any Contract (A) relating to the disposition or acquisition by the Company or any of its Subsidiaries of a material amount of assets (1) after the date of this Agreement other than in the ordinary course of business consistent with past practice or (2) prior to the date of this Agreement, which contains any material ongoing obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect or (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries;

(iii) any Contract which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries;

(iv) any Contract containing any covenant (A) limiting the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of any material technology or to compete with any Person in any line of business, (B) granting any exclusive rights, (C) prohibiting the Company or any of its Subsidiaries (or, after the Closing Date, Parent or the Surviving Corporation or any of their respective Subsidiaries) from engaging in business with any Person or levying a fine, charge or other payment for doing so, (D) granting any most favored customer or similar provision in favor of any customer or other counterparty to Company or any of its Subsidiaries applicable to the sale of the Company Products or (E) otherwise prohibiting or limiting the right of the Company or its Subsidiaries to distribute or offer any products or services or to purchase or otherwise obtain any software or technology;

(v) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly-owned Subsidiaries, in each case in the ordinary course of business consistent with past practice;

(vi) any Contract providing for indemnification or any guaranty by the Company or any of its Subsidiaries of third party obligations (in each case, under which the Company or any of its Subsidiaries has continuing obligations as of the date hereof), other than any guaranty by the Company of any of its Subsidiary’s obligations;

(vii) any Contract which relates to a joint venture, partnership, limited liability company agreement, revenue sharing or other similar Contract with third parties, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties, other than revenue sharing agreements involving annual payments of less than $100,000 entered into in the ordinary course of business consistent with past practice;

(viii) any Contract with (A) a Significant Customer, (B) a Significant Supplier or (C) any sole source supplier to the Company or any of its Subsidiaries;

(ix) Each Contract that is a (A) dealer, (B) distributor, (C) joint marketing, (D) reseller, (E) sales representative, (F) development, or (G) other Contract providing for the sole or joint development or marketing of any Company Product;

(x) any Contracts with hosting, connectivity, colocation, or other information technology systems and communications service providers;

(xi) any IP License;

(xii) any Contract that is royalty-bearing;

(xiii) any settlement Contract entered into by the Company or any of its Subsidiaries after January 1, 2010 other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company in the ordinary course of business consistent with past practice or (B) settlement agreements for cash only (which has been paid) and does not exceed $50,000 as to such settlement;

(xiv) any employment, independent contractor or consulting Contract (in each case, under which the Company has continuing obligations as of the date hereof) with any current or former executive officer, independent contractor or employee of the Company or its Subsidiaries or member of the Company Board providing for an annual base compensation in excess of $200,000; and any Contract with any executive officer, director, consultant or employee providing for severance, retention or change of control payments or benefits, other than ordinary course severance arrangements with non-executive employees involving payments by the Company of less than $25,000;

(xv) any Contract or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated hereby (including the Merger) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated hereby (including the Merger);

(xvi) any Lease;

(xvii) any Contract which grants any person the right to use the name “Market Leader”, any other trademarks owned by the Company or any derivation thereof, excluding Contracts containing nonexclusive grants of such trademarks to a distributor or reseller of the Company Products made in the ordinary course of business consistent with past practice;

(xviii) any other Contract that provides for payment obligations by the Company or any of its Subsidiaries of $100,000 or more in any individual case that is not terminable by the Company or its Subsidiaries upon notice of ninety (90) days or less without material liability to the Company or its Subsidiary and is not disclosed pursuant to clauses (i) through (xviii) above; and

(xix) any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination or breach of which would have or would be reasonably expected to have a material adverse effect on any material product or service offerings of the Company or otherwise have a Material Adverse Effect on the Company and is not disclosed pursuant to clauses (i) through (xix) above.

(b) Section 2.13(b) of the Company Disclosure Schedule contains a complete and accurate list of all Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound, and identifies each subsection of Section 2.13(a) that describes such Material Contract.

(c) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and is in full force and effect in accordance with its terms (except as such enforceability may be subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies), and neither the Company nor any of its Subsidiaries party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken together as a whole. Neither the Company nor any of its Subsidiaries has received any written notice or to the Knowledge of the Company, other communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any Material Contract.

2.14 Taxes.

(a) Each of the Company and its Subsidiaries has prepared and timely filed (taking into account any valid extensions of time) all material Tax Returns required to be filed relating to any and all Taxes concerning or attributable to the Company, any of its Subsidiaries or their respective operations, and such Tax Returns in all material respects are true and correct and have been completed in accordance with applicable Law.

(b) Each of the Company and its Subsidiaries has (i) timely paid all material Taxes it is required to pay, and (ii) timely withheld and paid over to the appropriate Governmental Authority all material federal and state income Taxes, Federal Insurance Contribution Act and Federal Unemployment Tax Act amounts, and other material Taxes (including, but not limited to, all Taxes required to be reported and withheld on any U.S. or non-U.S. stock options) required to be withheld and paid.

(c) Neither the Company nor any of its Subsidiaries had any Liabilities for material unpaid Taxes as of the date of the Balance Sheet that had not been accrued or reserved on the Balance Sheet in accordance with GAAP, and neither the Company nor any of its Subsidiaries has incurred any Liability for Taxes since the date of the Balance Sheet other than in the ordinary course of business consistent with past practice.

(d) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any income or other material Tax that is still in effect.

(e) No audit or other examination of any income or other material Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination. No material adjustment relating to any Tax Return filed by the Company has been proposed in writing by any Governmental Authority. No Governmental Authority has notified the Company or any of its Subsidiaries that it is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns.

(f) There are no Liens on the assets of the Company or any of its Subsidiaries relating or attributable to Taxes, other than Permitted Liens.

(g) Neither the Company nor any of its Subsidiaries has (i) ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was or is the Company), (ii) ever been a party to any Tax sharing, indemnification or allocation agreement (other than pursuant to customary commercial contracts not primarily related to Taxes), nor does the Company or any of its Subsidiaries owe any amount under any such agreement, (iii) any Liability for the Taxes of any person under Treas. Reg. § 1.1502-6 (or any similar provision of other applicable Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by contract, by operation of law or otherwise and (iv) ever been a party to any joint venture, partnership or other agreement that is treated as a partnership for Tax purposes.

(h) Neither the Company nor any of its Subsidiaries will be required to include any income or gain or exclude any deductions or loss from Taxable income for any period or portion thereof after the Effective Time as a result of any (i) change in method of accounting made prior to the Effective Time, (ii) closing agreement under Section 7121 of the Code entered into prior to the Effective Time, (iii) deferred intercompany gain or excess loss account under Section 1502 of the Code attributable to transactions occurring prior to the Effective Time (or in the case of clauses (i). (ii) and (iii) above, under any similar provision of applicable Law), (iv) installment sale or open transaction disposition made prior to the Effective Time or (v) prepaid amount received prior to the Effective Time.

(i) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the last two (2) years or that could otherwise constitute part of a “plan” or series of related transactions (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(j) The Company has not engaged in a reportable transaction under Treas. Reg. § 1.6011-4(b), including any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2).

(k) Neither the Company nor any of its Subsidiaries is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in that country.

(l) Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating its transfer pricing practices and methodology. The prices for any property or services (or for the use of any property) provided by or to the Company or any of its Subsidiaries are arm’s length prices for purposes of the relevant transfer pricing Law, including Treasury Regulations promulgated under Section 482 of the Code.

(m) There is no Contract to which the Company or any of its subsidiaries is a party, including the provisions of this Agreement, covering any employee, consultant or director of the Company or any of its Subsidiaries, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 404 or 162(m) of the Code. Each Employee Plan which is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered in operational and documentary compliance with the requirements of Section 409A of the Code. No stock option or other right to acquire Company Common Stock or other equity of the Company (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the plan administrator of the applicable Company Plan in good faith, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A). Neither the Company, any Subsidiary nor any ERISA Affiliate is a party to any Contract which would require the payment to any current or former employee, consultant or director of an amount necessary to “gross-up” such individual for any penalty tax under Section 409A of the Code.

(n) The Company and its Subsidiaries have identified all uncertain tax positions contained in all Tax Returns filed by the Company and/or its Subsidiaries and have established adequate reserves and made any appropriate disclosures in the financial statements in accordance with the requirements of ASC 740-10.

(o) The Company has made available to Parent or its legal counsel or accountants copies of all Tax Returns, letter rulings, technical advice memoranda and similar documents issued since January 1, 2009 by a Governmental Authority relating to income or other material Taxes due from or with respect to the Company or any of its Subsidiaries and all ASC 740-10 work papers of the Company and each of its Subsidiaries for all periods since January 1, 2009.

(p) The Company is not nor has been during the five-year period ending on the Closing Date, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

2.15 Employee Benefits.

(a) Section 2.15(a)(i) and Section 2.15(a)(ii) of the Company Disclosure Schedule, respectively, set forth a complete and accurate list, as of the date hereof, of (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other employment, independent contractor and consulting Contracts (excluding standard employment offer letters in substantially the form made available to Parent and independent contractor and consulting Contracts involving annual payments of under $100,000 and entered into in the ordinary course of business), as well as all bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, insurance, vacation, incentive, deferred compensation, supplemental retirement, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, Contracts, policies or arrangements (whether or not in writing) maintained or contributed to for the benefit of or relating to any current or former employee, independent contractor, consultant or director of the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated) which would be treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code (an “ERISA Affiliate”), or with respect to which the Company or any of its Subsidiaries has any material Liability (together the “Employee Plans”). With respect to each Employee Plan, the Company has made available to Parent complete and accurate copies of (A) the three (3) most recent annual reports on Form 5500 required to have been filed for each Employee Plan, including all schedules thereto; (B) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (C) the plan documents and summary plan descriptions, or a written description of the terms of any Employee Plan that is not in writing; (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (E) any notices to or from the IRS or any office or representative of the DOL or any similar Governmental Authority relating to any compliance issues in respect of any such Employee Plan; (F) all amendments, modifications or supplements to any such document.

(b) Neither the Company, any of the Company’s Subsidiaries nor any of their respective ERISA Affiliates has ever maintained, participated in or contributed to (or been obligated to contribute to) (i) an Employee Plan which was ever subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a “multiple employer plan” as defined in ERISA or the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. No Employee Plan is funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Employee Plan provides welfare benefits that are not fully insured through an insurance contract.

(c) Each Employee Plan has been maintained, operated and administered in compliance in all material respects with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and the codes of practice issued by any Governmental Authority. None of the Employee Plans is maintained in and subject to the Laws of any non-U.S. jurisdiction.

(d) To the Knowledge of the Company, no event has occurred and there currently exists no condition or set of circumstances in connection with which the Company or any of its Subsidiaries could be subject to any material liability under the terms of any Employee Plan, ERISA, the Code or codes of practice issued by any Governmental Authority, Collective Bargaining Agreement or any other applicable Law. Except as required by Law or that would not result in a material liability, neither the Company nor any of its Subsidiaries has any plan or commitment to amend or establish any new Employee Plan or to increase any benefits under any Employee Plan.

(e) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary with respect to any Employee Plan, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(f) None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Employee Plan or for which the Company or any of its Subsidiaries has any indemnification obligation.

(g) No Employee Plan provides post-termination benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Law. Neither the Company nor any ERISA Affiliate has ever represented, promised or contracted (whether in oral or written form) to any employee of the Company or its ERISA Affiliates (either individually or to employees as a group) or any other person that such employee(s) or other person would be provided with post-termination benefits, except to the extent required by applicable Law.

(h) Each Employee Plan that is intended to be “qualified” under Section 401 of the Code has received a favorable determination letter from the IRS to such effect and, to the Knowledge of the Company, no fact, circumstance or event has occurred or exists since the date of such determination letter that would reasonably be expected to materially and adversely affect the qualified status of any such Employee Plan.

(i) All contributions, premiums and other payments required to be made with respect to any Employee Plan have been timely made, accrued or reserved for in all material respects.

(j) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby (including the Merger) will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation. Section 2.15(j) of the Company Disclosure Schedule lists each Company “disqualified individual” (as defined in Section 280G of the Code). No payment or benefit which will or may be made by the Company or its ERISA Affiliates with respect to any current or former employee or any other disqualified individual will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code. There is no Contract, plan or arrangement to which the Company or any ERISA Affiliate is a party or by which it is bound to compensate any current or former employee or other disqualified individual for excise taxes which may be required pursuant to Section 4999 of the Code.

(k) There are no Contracts of employment or for services with any employee of the Company or any of its Subsidiaries who provide services outside the United States.

2.16 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any Contract or arrangement between or applying to, one or more employees and a trade union, works council, group of employees or any other employee representative body, for collective bargaining or other negotiating or consultation purposes or reflecting the outcome of such collective bargaining or negotiation or consultation with respect to their respective employees with any labor organization, union, group, association, works council or other employee representative body, or is bound by any equivalent national or sectoral agreement (“Collective Bargaining Agreements”). To the Knowledge of the Company, there are no activities or proceedings by any labor organization, union, group or association or representative thereof to organize any such employees. There are no lockouts, strikes, slowdowns, work stoppages or, to the Knowledge of the Company, threats thereof by or with respect to any employees of the Company or any of its Subsidiaries nor have there been any such lockouts, strikes, slowdowns or work stoppages since January 1, 2010.

(b) The Company and its Subsidiaries have complied in all material respects with applicable Law and Orders relating to employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, secondment and expatriation, employee safety and health, wages (including overtime wages), compensation, and hours of work and in each case, with respect to employees: (i) has withheld and reported all material amounts required by law or by Contract to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any material taxes or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(c) Except as set forth in Section 2.16(c) of the Company Disclosure Schedule, all employees of the Company and its Subsidiaries located in the United States are terminable “at will”, which means for purposes of this Section 2.16(c) that the employment of such employees are terminable by the Company or its subsidiaries without cause, and without regard to any obligation to make any post-termination payments or provide any post-termination benefits.

(d) Since January 1, 2010, neither the Company nor any Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state, local or foreign Law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state, local or foreign Law, or incurred any Liability or obligation under the WARN Act or any similar state or local Law that remains unsatisfied. No terminations currently contemplated by the Company prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state, local or foreign Law.

2.17 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns or has ever owned any real property, nor is either party to any Contract to purchase or sell any real property. Section 2.17(a)(i) of the Company Disclosure Schedule contains a complete and accurate list of all of the existing material leases, subleases or other Contract (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”) including, with respect to each Lease, the name of the lessor and the date of the Lease and each amendment thereto. The Company has heretofore made available to Parent true, correct and complete copies of all Leases (including all modifications, amendments, supplements, waivers, guarantees thereof and side letters thereto).

(b) The Company or its Subsidiaries currently occupies all of the Leased Real Property for the operation of its business, and there are no other parties occupying, or with a right to occupy, the Leased Real Property.

(c) Based on the use and condition of the Leased Real Property as of the date hereof, neither the Company nor any of its Subsidiaries would reasonably be expected to be required to expend more than $50,000 in causing any Leased Real Property to comply with the surrender conditions set forth in the applicable Lease. The Company and each of its Subsidiaries has performed in all material respects all of its obligations under any termination agreements pursuant to which it has terminated any leases of real property that are no longer in effect and has no material continuing liability with respect to such terminated real property leases. Neither the Company nor any Subsidiaries is party to any Contract or subject to any claim that may require the payment of any real estate brokerage commissions, and no such commission is owed with respect to any of the Leased Real Property. Each Leased Real Property is in good operating condition and repair, subject to normal wear and tear.

2.18 Environmental Matters. Neither the Company nor any of its Subsidiaries: (i) has received any written notice or other written communication of any alleged material claim, material violation of or material Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining material Liability; (ii) has disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Substances, distributed, sold or otherwise placed on the market Hazardous Substances or any product containing Hazardous Substances; or (iii) has any Knowledge of any fact or circumstance that would be reasonably likely to involve the Company or any of its Subsidiaries in any environmental litigation or impose upon the Company or any of its Subsidiaries any material environmental Liability. The Company and its Subsidiaries have made available to by Parent and its Representatives all environmental audits and environmental assessments of any facility owned, leased or used at any time by the Company or each of its Subsidiaries in the possession of the Company. To the Knowledge of the Company, there are no Hazardous Substances in, on, or under any properties owned, leased or used at any time by the Company or each of its Subsidiaries such as would be reasonable likely to give rise to any material Liability or material corrective or remedial obligation of the Company or any of its Subsidiaries under any Environmental Law.

2.19 Personal Property. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as presently conducted, and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such Assets that are material to the Company and its Subsidiaries, take together as a whole, free and clear of all Liens (other than Permitted Liens), except for defects in title that could not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken together as a whole.

2.20 Intellectual Property.

(a) Section 2.20(a) of the Company Disclosure Schedule sets forth as of the date hereof a true, complete and correct list of all Registered Intellectual Property owned by, to be assigned to, filed in the name of, or to be filed in the name of Company or any of its Subsidiaries (collectively the “Company Registered Intellectual Property”), in each case listing: (i) the name of the applicant/registrant, inventor/author and current owner; (ii) the jurisdiction in which such item of Company Registered Intellectual Property has been registered or filed; (iii) the applicable registration or serial number; (iv) the filing date, and issuance/registration/grant date; and (v) a brief description of the prosecution status thereof. The Company Registered Intellectual Property is valid, enforceable (except with respect to applications) and subsisting, and has not expired or been cancelled, or abandoned.

(b) Section 2.20(b) of the Company Disclosure Schedule lists all Contracts pursuant to which the Company or any of its Subsidiaries acquired or purported to acquire ownership of a third party’s Intellectual Property Rights that are material to the business of the Company, by means of the direct purchase of such Intellectual Property Rights or the purchase (by means of a purchase of stock, merger or otherwise) of the entity owning such Intellectual Property Rights.

(c) No Source Code for any Company Product has been delivered, licensed or made available to any escrow agent or other third party who is not, as of the date of this Agreement, an employee of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries have any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the Source Code for any Company Product to any escrow agent or other third person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of the Source Code for any Company Product to any escrow agent or other third person.

(d) The Company exclusively owns all right, title and interest to and in the Company Intellectual Property free and clear of any Liens. Each person (including each employee, consultant and contractor of the Company and its Subsidiaries) who was or is involved in the creation or development of any Company Products, as well as any other material Company Intellectual Property, has signed and delivered a written Contract in the form of the Company’s standard forms of proprietary information, confidentiality and invention assignment agreements (each form of which has been made available to Parent), and no employee, consultant or contractor has excluded the assignment of any Technology and Intellectual Property Rights to the Company or its Subsidiaries under any such proprietary information, confidentiality and invention assignment agreements that relates or purports to relate to any Company Product or service. The Company has taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information pertaining to the business of the Company and its Subsidiaries.

(e) There is no pending or, to the Company’s Knowledge, threatened (and at no time within the seven (7) years prior to the date of this Agreement has there been pending any) Legal Proceeding before any

Governmental Authority in any jurisdiction alleging that (i) any activities, products, services or conduct of the Company or any of its Subsidiaries infringes, violates or constitutes the unauthorized use of the Intellectual Property Rights of any third party or (ii) challenging the ownership, validity, enforceability or registerability of any Company Intellectual Property. The Company is not party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments, or Orders resulting from Legal Proceedings which (i) restrict the Company’s or any of its Subsidiaries’ rights to use, license or transfer any Company Intellectual Property or (ii) compel or require the Company or any of its Subsidiaries to license, disclose or transfer any Company Intellectual Property to any third party. Within the three (3) years prior to the date prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, any other notice or communication from any third party alleging that the operation of the business of the Company or any of its Subsidiaries infringes or misappropriates the Intellectual Property Rights of any third party or constitutes unfair competition or trade practices under the Law of any jurisdiction (excluding any alleged infringement or misappropriation that is not or is not reasonably likely to be material to the Company and its Subsidiaries, taken together as a whole).

(f) To the Knowledge of the Company, neither the operation of the business of the Company nor its Subsidiaries (including the design, development, use, provision, support, import, branding, advertising, promotion, marketing, reproduction, manufacture, license and sale of any Company Products) infringe upon, misappropriate, violate or constitute, nor in the past has infringed upon, misappropriated, violated or constituted the unauthorized use of any Intellectual Property Rights owned by any third party or constituted unfair competition or trade practices under the Law of any jurisdiction in a manner that is, or is reasonably likely to be, material to the Company and its Subsidiaries, taken together as a whole. Within the three (3) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has sent any notice to any third party alleging that the operation of such party’s business or any act, or product of such party, infringes or misappropriates any material Company Intellectual Property, nor are the Company and its Subsidiaries aware of any fact or circumstance regarding any such third party infringement.

(g) Section 2.20(g)(1) of the Company Disclosure Schedule accurately identifies and describes: (i) each item of Open Source Code that is contained in, distributed or made available with or used in the development of the Company Products; (ii) the applicable license terms for each such item of Open Source Code; (iii) the Company Products to which each such item of Open Source Code relates; and (iv) any modifications to such Open Source Code made by an the Company and its Subsidiaries. Except as set forth in Section 2.20(g)(2) of the Company Disclosure Schedule, no Company Product contains, is derived from, is or has been distributed or made available with or is being or was developed using Open Source Code that is licensed under any terms that: (i) impose or could impose a requirement or condition that any Company Product or part thereof: (A) be disclosed or distributed in Source Code form; (B) be licensed for the purpose of making modifications or derivative works; or (C) be redistributable at no charge; or (ii) otherwise impose or could impose any other material limitation, restriction or condition on the right or ability of the Company and its Subsidiaries to use, distribute or make available any Company Products, or (iii) is used or distributed in violation of any license with respect to such Open Source Code.

(h) Section 2.20(h)(1) of the Company Disclosure Schedule accurately identifies each Contract (other than: (i) Contracts between the Company or any of its Subsidiaries and its employees on the Company’s standard form that has been provided to Parent; and (ii) Contracts for commercially available off-the-shelf software available for an aggregate fee of less than $10,000) pursuant to which any Intellectual Property Right or Technology that is material to the operation of the business of the Company or any of its Subsidiaries is or has been licensed (including covenants not to sue or similar covenants), sold, assigned or otherwise conveyed or provided to the Company or any of its Subsidiaries (such Contracts, “In-Licenses”).

(i) Section 2.20(i) of the Company Disclosure Schedule lists all Contracts (other than non-exclusive licenses to Company Products granted in the ordinary course of business consistent with past practice of the Company and its Subsidiaries on the Company’s standard form that has been provided to Parent) pursuant to which the Company or any of its Subsidiaries has granted a third party any rights or licenses (including covenants not to sue or similar covenants) to any material Company Intellectual Property (“Out-Licenses”; together with the In-Licenses, the “IP Licenses”).

(j) Neither this Agreement nor the transactions contemplated hereby (including the Merger), including any assignment to Parent by operation of law as a result of the Merger of any Contracts to which the Company or any of its Subsidiaries is a party, will result in: (i) Parent, any of its Subsidiaries or the Surviving Corporation granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, any of them prior to the Closing, (ii) Parent, any of its Subsidiaries or the Surviving Corporation, being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) Parent, any of its Subsidiaries or the Surviving Corporation being obligated to pay any royalties or other material amounts, or offer any discounts, to any third party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby (including the Merger).

(k) Copies of the current privacy policies of Company and each of its Subsidiaries relating to (i) the privacy of users of Company Products and Company services and all Internet websites owned, maintained or operated by the Company or any of its Subsidiaries, and (ii) the collection, acquisition, use, storage, transfer, distribution or dissemination of any Personal Information collected by the Company or any of its Subsidiaries or by third parties having authorized access to the records of the Company or its Subsidiaries, in each case, have been made available to Parent (“Company Privacy Policies”). The security, collection, acquisition, use, storage, transfer, distribution or dissemination by Company or any of its Subsidiaries of any Personal Information, as well as all communications from the Company and its Subsidiaries to users, partners or customers (whether sent by the Company or its Subsidiaries directly or through third-party providers) has complied in all material respects with all applicable Law, existing contractual commitments with third parties and the Company Privacy Policies. The execution, delivery and performance of this Agreement complies with all, and will not result in the breach or violation of any, applicable Law relating to privacy and the collection, acquisition, use, storage, transfer, distribution or dissemination of Personal Information and with the Company Privacy Policies. Except as required to process a transaction or provide the Company Products, the Company has not disclosed, nor has any obligation to disclose, any Personal Information to any third party. No claims have been asserted or, to the Knowledge of the Company, are threatened against the Company or its Subsidiaries by any third party alleging a violation of any third party’s privacy, personal or confidentiality rights. To the Knowledge of the Company, no person has gained unauthorized access to any Personal Information, or other confidential information of a third party, collected by, held by, or provided to, Company or its Subsidiaries.

(l) No government funding and no facilities of any university, college, other educational institution or research center were used in the development of any Company Intellectual Property where, as a result of such funding or the use of such facilities, any government or any university, college, other educational institution or research center has any rights in such Company Intellectual Property.

(m) Neither the Company, nor any of its Subsidiaries participates in, or is a member of, any “standards setting organization”, or is or was a member of any, formal or informal organization, body or group that is involved in setting, proposing, publishing or developing any industry standards or which places any restrictions on, or requirement with respect to, the licensing or enforcement of any Company Intellectual Property.

(n) The Company Products are free from any defect, bug, virus or programming, design or documentation error or corrupting code that would have a material effect on the operation of the business of the Company or any of its Subsidiaries. To the Knowledge of the Company, none of the Company Products contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other disrupting, disabling, harming or malicious code.

2.21 Insurance. Section 2.21 of the Company Disclosure Schedule contains a complete and accurate list, as of the date hereof, of all policies of insurance maintained by or on behalf of Company and its Subsidiaries with respect to their respective employees, properties and assets. All of the insurance policies of the Company and its Subsidiaries are in full force and effect, no notice of cancellation has been received with respect thereto, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except for such defaults that could not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken together as a whole. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, or material premium increase with respect to, any such policies.

2.22 Export Control and Import Laws.

(a) The Company and each of its Subsidiaries have complied in all material respects with all applicable export and reexport control Laws (“Export Controls”), including the Export Administration Regulations (“EAR”) maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control (“OFAC”), and the International Traffic in Arms Regulations (“ITAR”) maintained by the Department of State and any applicable anti-boycott compliance regulations. Neither the Company nor any of its Subsidiaries has directly or indirectly sold, exported, reexported, transferred, diverted, or otherwise disposed of any products, software, or technology (including products derived from or based on such technology) to any destination, entity, or Person prohibited by the Laws of the United States, without obtaining prior authorization from the competent government authorities as required by those Laws. The Company and its Subsidiaries are in compliance with all applicable import Laws (“Import Restrictions”), including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

(b) Except pursuant to valid licenses, the Company and its Subsidiaries have not released or disclosed controlled technical data or technology to any foreign national whether in the United States or abroad.

(c) No Legal Proceeding, claim, request for information, or subpoena is pending, or to the Knowledge of the Company, threatened, concerning or relating to any Export or Import activity of the Company or any of its Subsidiaries. No voluntary self disclosures have been filed by or for the Company or any of its Subsidiaries with respect to possible violations of Export Controls and Import Restrictions.

(d) Neither the Company nor any of its Subsidiaries is aware of any fact or circumstance that could result in any Liability for violation of Export Control and Import Restrictions.

(e) The Company and its Subsidiaries, including all of their customs brokers and freight forwarders, have maintained all records required to be maintained in the Company’s and its Subsidiaries’ possession as required under the Export Control and Import Restrictions.

2.23 Foreign Corrupt Practices Act. Neither the Company nor any of its Subsidiaries, any of their respective officers, directors or employees or to the Knowledge of the Company any of their respective agents other Person associated with or acting on their behalf, have taken, directly or indirectly, any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly.

2.24 Related Party Transactions. Except as set forth in any Company SEC Report filed prior to the date hereof, compensation or other employment arrangements in the ordinary course, there are no Contracts or transactions between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand.

2.25 Brokers. Except for GCA Savvian Advisors, LLC (true and correct copies of whose engagement letter has been furnished to Parent), there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby (including the Merger).

2.26 Opinion of Financial Advisors. The Company has received the opinion of GCA Savvian Advisors, LLC to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock, and such opinion has not been withdrawn, revoked or modified in any respect.

2.27 Customers and Suppliers.

(a) Neither the Company nor any of its Subsidiaries has any outstanding material disputes concerning any Company Products with any customer who, in either (i) the fiscal year ended December 31, 2012 and/or (ii) the fiscal year ending December 31, 2013 (as reasonably projected), represented or will represent aggregate revenues to the Company and its Subsidiaries, taken together, of $250,000 or more during such period(s) for Customer Products (each, a “Significant Customer”). Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice from any Significant Customer that such Significant Customer shall not continue as a customer of the Company (or the Surviving Corporation or Parent) or any of its Subsidiaries after the consummation of the transactions contemplated hereby or that such Significant Customer intends to terminate or materially modify any existing Contracts with the Company or any of its Subsidiaries.

(b) Neither the Company nor any of its Subsidiaries has any outstanding material dispute concerning products and/or services provided by any supplier who, in either (i) the fiscal year ended December 31, 2012 was and/or (ii) in the fiscal year ending December 31, 2013 is projected to be, one of the ten (10) largest suppliers of products and/or services to the Company and its Subsidiaries based on amounts paid or payable by the Company and its Subsidiaries to such supplier (each, a “Significant Supplier”). Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice from any Significant Supplier that such Significant Supplier shall not continue as a supplier to the Company (or the Surviving Corporation or Parent) or any of its Subsidiaries after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Parent) of any of its Subsidiaries. The Company and its Subsidiaries have access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Company’s business as presently conducted, and the Company has no Knowledge of any reason why it will not continue to have such access on commercially reasonable terms.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent to the Company dated as of the date hereof (the “Parent Disclosure Schedule”), which expressly identifies the Section (and, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure set forth in the Parent Disclosure Schedule relating to one Section or subsection of this Agreement shall also apply to any other Sections and subsections of this Agreement if and to the extent that it is readily apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that such disclosure also relates to such other Sections or subsections), Parent and Merger Sub hereby represent and warrant to the Company as follows:

3.1 Organization and Standing. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate or other power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Parent and Merger Sub is duly qualified to do business and is in good standing (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

3.2 Authorization and Enforceability.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby (including the Merger) and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder, and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) have been duly authorized by all necessary corporate or limited liability company action on the part of Parent and Merger Sub and no additional corporate or limited liability company actions or proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Merger). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (ii) is subject to general principles of equity.

(b) At a meeting duly called and held on May 7, 2013, the Parent Board unanimously (i) determined that this Agreement is advisable, (ii) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the shareholders of Parent, and (iii) approved this Agreement and the transactions contemplated hereby (including the Merger). Pursuant to action taken by written consent on May 7, 2013, the board of directors of Merger Sub unanimously adopted resolutions (A) determining that this Agreement and the transactions contemplated hereby (including the Merger) are advisable, fair to and in the best interests of the sole shareholder of Merger Sub, (B) adopting this Agreement and approving the transactions contemplated hereby (including the Merger), all upon the terms and subject to the conditions set forth herein, (C) resolving to submit this Agreement to the sole shareholder of Merger Sub for approval in accordance with the WBCA and (D) recommending that the sole shareholder of Merger Sub approve this Agreement and the transactions contemplated hereby (including the Merger). As of the date hereof, neither the Parent Board nor the board of directors of Merger Sub has rescinded or modified in any way the foregoing determinations, actions and resolutions.

(c) Neither Parent nor Merger Sub is, nor at any time during the last five (5) years has it been, an “acquiring person” of the Company as defined in Section 23B.19 of the WBCA (other than as contemplated by this Agreement).

3.3 Non-contravention; Governmental Consents.

(a) The execution, delivery or performance by Parent and Merger Sub of this Agreement, the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) and the compliance by Parent and Merger Sub with any of the terms hereof do not and will not (i) violate or conflict with any provision of the certificate of incorporation, bylaws or other equivalent constituent documents (as applicable) of Parent or Merger Sub, (ii) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Contract to which Parent or any of its Subsidiaries is a party or by which Parent, any of its Subsidiaries or any of their properties or assets may be bound, (iii) assuming compliance with the matters referred to in Section 3.3(b), violate or conflict with any Law or Order applicable to Parent or any of its Subsidiaries or by which any of their properties or assets are bound or (iv) result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

(b) No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution, delivery and performance by Parent or Merger Sub of this Agreement and the consummation by Parent or Merger Sub of the transactions contemplated hereby (including the Merger), except (i) the filing and recordation of the Articles of Merger with the Secretary of State of the State of Washington with respect to the Merger, (ii) such filings and approvals as may be required by any U.S. federal, state or non-U.S. securities laws or rules and regulations promulgated thereunder, (iii) compliance with any applicable requirements of the HSR Act and any other Antitrust Law, (iv) the filing of a Notification of Listing of Additional Shares (or such other form as may be required by NYSE) with NYSE with respect to the shares of the Parent Common Stock to be issued in the Merger, and (v) such other Consents, the failure of which to obtain would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

3.4 Capitalization.

(a) The authorized capital stock of Parent consists of (i) one billion (1,000,000,000) shares of Parent Common Stock, and (ii) twenty million (20,000,000) shares of Parent Preferred Stock. As of the close of business on May 3, 2013: (i) 32,112,708 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, and (iii) 3,343 shares of Parent Common Stock held by Parent as treasury shares. All outstanding shares of Parent Common Stock are, and all shares of capital stock of Parent which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights.

(b) As of the close of business on May 3, 2013, Parent has reserved 7,946,717 shares of Parent Common Stock for issuance under its equity plans. As of the close of business on May 3, 2013, there were outstanding equity awards to purchase or otherwise acquire 3,996,123 shares of Parent Common Stock.

(c) Except as set forth in this Section 3.4, as of the close of business on May 3, 2013, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, Parent, (ii) no outstanding securities of Parent convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, Parent, (iii) no outstanding options, warrants, rights or other Contracts to acquire from Parent, or that obligates Parent to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, Parent, (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, Parent and (v) no other obligations by Parent or any of its Subsidiaries to make any payments based on the price or value of any securities of Parent. As of the close of business on May 3, 2013, there are no outstanding Contracts of any kind which obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of Parent.

(d) As of the close of business on May 3, 2013, neither Parent nor any of its Subsidiaries is a party to any Contract restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of Parent.

3.5 SEC Reports; Other Reports.

(a) Since January 1, 2010, Parent has filed or furnished all forms, reports and documents with the SEC that have been required to be filed or furnished by it under applicable Law, and Parent will file or furnish prior to the Effective Time all forms, reports and documents with the SEC that are required to be filed or furnished by it under applicable Law prior to such time (all such forms, reports and documents, together with any other forms, reports or other documents filed or furnished by Parent with the SEC on or prior to the Effective Time that are not required to be so filed or furnished, the “Parent SEC Reports”). Each Parent SEC Report complied, or will comply, as the case may be, as of its filing date or the date on which it is furnished, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Parent SEC Report was, or will be, filed or furnished. True and correct copies of all Parent SEC Reports filed prior to the date hereof, whether or not required under applicable Law, have been furnished to the Company or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. As of its filing date or date it was furnished to the SEC (or, if amended or superseded by a filing or furnished document prior to the date of this Agreement, on the date of such amended or superseding filing or furnished document), each Parent SEC Report did not and will not contain, as the case may be, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of Parent has failed to make the certifications required of him or her under Section 302 or Section 906 of the Sarbanes-Oxley Act with respect to any Parent SEC Report for which such certification was required, except as disclosed in certifications filed with the Parent SEC Reports. Neither Parent nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. There are no outstanding written comments from the SEC with respect to any of the Parent SEC Reports.

(b) Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2010 with any Governmental Authority (other than the SEC) and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such reports, registrations and statements would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on Parent. Neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

3.6 Financial Statements and Controls.

(a) The consolidated financial statements of Parent and its Subsidiaries filed in or furnished with the Parent SEC Reports complied, and in the case of consolidated financial statements to be filed in or furnished with Parent SEC Reports after the date hereof, will comply, as to form in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and they have been or will be, as the case may be, prepared in accordance with GAAP consistently applied by Parent during the periods and at the dates involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q), and fairly present in all material respects, or will fairly present in all material respects, as the case may be, the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended.

(b) Parent has established and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Parent Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and its Subsidiaries that could have a material effect on Parent’s financial statements. Neither Parent nor any of its Subsidiaries (including any employee thereof) nor Parent’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness (as defined in Rule 13a-15(f) promulgated under the Exchange Act) in the system of internal accounting controls utilized by Parent and its Subsidiaries, (B) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent and its Subsidiaries or (C) any claim or allegation regarding any of the foregoing.

(c) Parent has established and maintains disclosure controls and procedures required by Rules 13a-15(e) or 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure.

(d) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving Parent or any its Subsidiaries in Parent’s consolidated financial statements.

(e) The Company is in compliance in all material respects with all applicable criteria for continued listing and the corporate governance rules of the New York Stock Exchange.

3.7 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any material Liabilities other than (a) Liabilities reflected or otherwise reserved against on the quarter consolidated balance sheet of Parent included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (including the notes thereto) as filed with the SEC, (b) Liabilities incurred after December 31, 2012 in the ordinary course of business consistent with past practice that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (c) Liabilities under this Agreement or (d) Liabilities that are executory obligations under Contracts to which Parent or any of its Subsidiaries is or may hereafter become a party (other than Liabilities thereunder due to breaches by Parent or Merger Sub of the terms set forth therein).

3.8 Absence of Certain Changes.

(a) Since December 31, 2012, there has not been or occurred any event, development, change, circumstance or condition that would have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since December 31, 2012 through the date of this Agreement, except for actions expressly contemplated by this Agreement, Parent and each of its Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course consistent with past practice.

3.9 Compliance with Law and Orders; Permits.

(a) Parent and each of its Subsidiaries are in compliance in all material respects with all Law and Orders applicable to Parent, its Subsidiaries, or any of the owned or leased real property of Parent or any of its Subsidiaries, or to the conduct of the business or operations of Parent or any of its Subsidiaries.

(b) Parent and its Subsidiaries have, and are in compliance with the terms of, all Permits, and no suspension or cancellation of any such Permits is pending or, to the Knowledge of Parent, threatened, except for such noncompliance, suspensions or cancellations that would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

3.10 Litigation; Orders. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened against or affecting Parent Merger Sub or any of their respective properties except for Legal Proceedings that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent. Neither Parent nor Merger Sub, nor any of their respective properties, including the Assets and the Leased Real Property, is subject to any outstanding Order, except for Orders that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

3.11 Parent Common Stock. The shares of Parent Common Stock to be issued pursuant to the Merger have been duly authorized, and upon consummation of the transactions contemplated by this Agreement, will be validly issued, fully paid and nonassessable and free and clear of all Liens.

3.12 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activities other than as contemplated by this Agreement.

3.13 Brokers. Except for J.P Morgan Securities LLC, there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated hereby (including the Merger).

ARTICLE IV

INTERIM CONDUCT OF BUSINESS

4.1 Affirmative Obligations of the Company. Except (a) as expressly contemplated or permitted by this Agreement, (b) as set forth in Section 4.1 of the Company Disclosure Schedule, or (c) as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, each of the Company and each of its Subsidiaries shall (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable Law, (ii) pay its debts and Taxes when due, in each case subject to good faith disputes over such debts or Taxes, (iii) pay or perform all material obligations when due and (iv) use commercially reasonable efforts, consistent with past practices and policies, to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

4.2 Negative Obligations of the Company. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.2 of the Company Disclosure Schedule or (iii) as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

(a) amend, or propose to adopt any amendments to, its articles of incorporation or bylaws or comparable organizational documents;

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for the issuance and sale of shares of Company Common Stock pursuant to Company Stock Awards outstanding prior to the date hereof;

(c) acquire or redeem, directly or indirectly, or amend any Company Securities or Subsidiary Securities;

(d) other than cash dividends or distributions made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its Subsidiaries, set any record or payment dates for the payment of any dividends or distributions on capital stock, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

(e) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(f)(i) incur or assume any long-term or short-term debt or issue any debt securities, except for loans or advances to or from direct or indirect wholly owned Subsidiaries, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company, (iii) make any loans or advances except for travel or other advances made in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries, (iv) make any capital contributions to or investments in any other Person, by purchase or other acquisition of stock or other equity interests (other than in a fiduciary capacity in the ordinary course of business consistent with past practice), whether by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital; or (v) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien (other than Permitted Liens) thereupon;

(g) enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, Company Stock Award, restricted stock, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, equity-based compensation award (whether payable in stock, cash or otherwise), pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner (other than at-will employment offers to employees below the executive level entered into in the ordinary course of business consistent with past practice and Section 4.2(i) hereof) or increase in any manner the compensation or fringe benefits of any director, officer, consultant or employee, pay any special bonus or special remuneration to any director, officer, consultant or employee (other than ordinary course bonuses paid to non-executive employees that are not more than $2,500, individually, or $50,000, in the aggregate), or pay any benefit not required by any plan or arrangement as in effect as of the date hereof;

(h) forgive any loans to any employees, officers or directors of the Company or any of its Subsidiaries, or any of their respective Affiliates;

(i) hire employees at the executive level or higher or, other than in the ordinary course of business consistent with past practice, any other employees;

(j) terminate any employees of the Company or its Subsidiaries or otherwise cause any employees of the Company or its Subsidiaries to resign, in each case other than (x) in the ordinary course of business consistent with past practice or (y) for cause or poor performance (documented in accordance with the Company’s past practices);

(k) make any deposits or contributions of cash or other property to, or take any other action to fund, or in any other way secure the payment of compensation or benefits under the Employee Plans or Contracts subject to the Employee Plans, other than deposits and contributions that are required pursuant to the terms of the Employee Plans or any Contracts subject to the Employee Plans in effect as of the date hereof;

(l) enter into, amend, or extend any Collective Bargaining Agreement;

(m) acquire, sell, lease, license or dispose of any property or assets in any single transaction or series of related transactions, except either (i) transactions pursuant to existing Contracts which are not material to the Company, individually or in the aggregate or (ii) the sale of goods or grants of non-exclusive licenses with respect to Company Intellectual Property Rights in the ordinary course of business consistent with past practice;

(n) except as may be required as a result of a change in applicable Law or in GAAP, make any change in any of the accounting principles or practices used by it;

(o)(i) make or change any material Tax election, (ii) file any income or other material Tax Return (including material sales, use, receipts or other similar Tax Returns) or any amended Tax Return, unless in each case such Tax Return has been provided to Parent for review and comment within a reasonable period prior to the due date for filing, (iii) settle or compromise any material Liability for Taxes, (iv) adopt or change any material Tax accounting method or (v) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes;

(p) enter into any IP Licenses or amend any IP Licenses or grant any release or relinquishment of any rights under any IP Licenses, except (i) to customers and (ii) non-exclusive in-bound licenses for commercially available technology, in each case in the ordinary course of business consistent with past practice;

(q) grant any exclusive rights with respect to any Company Intellectual Property, divest any Company Intellectual Property, except if such divestiture or divestures, individually or in the aggregate, are not material to the Company, or materially modify the Company’s standard warranty terms for Company Products or services or amend or modify any product or service warranty in any manner that is likely to be materially adverse to the Company or any of its Subsidiaries;

(r) terminate, fail to renew, abandon, cancel, let lapse, or fail to continue to prosecute or defend any Company Registered Intellectual Property or other material Company Intellectual Property, other than the expiration of Registered Intellectual Property upon its statutory term;

(s)(i) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein or (ii) authorize, incur or commit to incur any new capital expenditure(s) (excluding capitalized internally developed software development costs), individually or in the aggregate, with obligations to the Company or any of its Subsidiaries in excess of $300,000; provided, however, that none of the foregoing shall limit any capital expenditure required pursuant to existing Contracts that have been made available to Parent;

(t) settle or compromise any pending or threatened Legal Proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings, claims and other Liabilities (i) that are reflected or reserved against in full in the Balance Sheet (for amounts not in excess of such reserves), (ii) accounts payable, trade payables and other expenses incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet or (iii) otherwise do not involve the payment of money in excess of $100,000 in the aggregate, in each case, in which the settlement, compromise, discharge or satisfaction of which does not include any obligation (other than the payment of money) to be performed by the Company or its Subsidiaries following the Effective Time;

(u) except as required by applicable Law or GAAP, revalue in any material respect any of its properties or assets including writing-off notes or accounts receivable;

(v) except as required by applicable Law, convene any regular or special meeting (or any adjournment or postponement thereof) of the shareholders of the Company other than the Company Shareholder Meeting;

(w) enter into, renew, extend or terminate (i) any Material Contract (or any Contract that would have been a Material Contract were it effective as of the date hereof) described in clauses (iii), (iv) or (vii) of Section 2.13(a), (ii) any other Material Contract (or other Contract that would have been a Material Contract were it effective as of the date hereof) other than in the ordinary course of business consistent with past practice, or (iii) any Contract referenced in Section 2.25 (or any other Contract with any broker or finder in connection with the Merger or any other transaction contemplated by this Agreement) or any Contract or other transaction of the type described in Section 2.24; or make any material change in any such Material Contract or Contract, plan, arrangement or other transaction described in clauses (i)-(iii) of this Section 4.2(w);

(x)(i) enter into any lease, sublease, license or other occupancy agreement with respect to real property (whether as a lessor, sublessor, lessee or sublessee), (ii) modify, amend or exercise any right to renew any Lease or waive or violate any term or condition thereof or grant any consents thereunder; (iii) convey any interest in any Leased Real Property or enter into any agreement to acquire or sell any interest in real property; or (iv) make any material changes in the construction or condition of any such property;

(y) enter into any new line of business or change its material operating policies in any material respect, except as required by Law or by policies imposed by any Governmental Authority;

(z)(i) other than in the ordinary course of business consistent with past practice, introduce any material new products or services or any material marketing campaigns or (ii) introduce any material new sales compensation or incentive programs or arrangements;

(aa) enter into a Contract to do any of the foregoing or make any other binding arrangement or understanding with respect to any of the foregoing; or

(bb) knowingly take any action which results or is reasonably likely to result in any of the conditions to the Merger set forth in Article VI not being satisfied, or would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect in any material respect, or that would materially impair or delay the ability of the Company to consummate the transactions contemplated hereby (including the Merger) in accordance with the terms hereof or materially delay such consummation.

4.3 Procedures for Requesting Consent. If the Company desires to take an action which would be prohibited pursuant to Section 4.1 or Section 4.2 hereof without the written consent of Parent, prior to taking such action the Company may request such written consent by sending an e-mail or facsimile to each of the individuals set forth in Section 4.3 of the Parent Disclosure Schedule. Any of the individuals set forth in Section 4.3 of the Parent Disclosure Schedule may grant consent on behalf of Parent to the taking of any action which would otherwise be prohibited pursuant to Section 4.1 or Section 4.2 by e-mail or such other notice that complies with the provisions of Section 8.2.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 No Solicitation.

(a) The Company and its Subsidiaries shall, and shall cause each of their Representatives to, immediately cease any and all existing activities, discussions or negotiations with any Persons (other than Parent and Merger Sub) conducted heretofore with respect to any Acquisition Proposal or Acquisition Transaction. The Company shall promptly (and in any event within three (3) Business Days following the date hereof) request in writing to each Person (other than Parent and Merger Sub) which has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any portion thereof to return all confidential information heretofore furnished to such Person by or on behalf of the Company, and the Company shall use its reasonable best efforts to have such information returned or destroyed (to the extent destruction of such information is permitted by such confidentiality agreement) and to enforce the provisions of any “standstill” or other similar agreement between the Company or any of its Subsidiaries and any Person (other than Parent). Such written requests shall contain a notice to each Person that any information that is sent to the Company in the future will not be treated as confidential pursuant to such confidentiality agreement.

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company and its Subsidiaries shall not, and shall use their reasonable best efforts to cause each of their respective Representatives to (and shall not authorize or permit them to), directly or indirectly:

(i) solicit, initiate, knowingly encourage, facilitate or induce the making, submission or announcement of, an Acquisition Proposal;

(ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub), or take any other action that is intended or would be reasonably expected to assist or facilitate any inquiries or the making of any proposal that constitutes or could lead to an Acquisition Proposal or an Acquisition Transaction;

(iii) participate or engage in discussions or negotiations with any Person that is seeking to make or has made an Acquisition Proposal except to state that such discussions or negotiations are not permitted pursuant to these provisions;

(iv) approve, endorse or recommend, or propose to approve, endorse or recommend, an Acquisition Proposal or an Acquisition Transaction;

(v) enter into any letter of intent, memorandum of understanding or other Contract contemplating or otherwise relating to an Acquisition Proposal or an Acquisition Transaction;

(vi) terminate, amend or waive any rights under (or fail to enforce by seeking an injunction or by seeking to specifically enforce the terms of) any confidentiality or “standstill” or other similar agreement between the Company or any of its Subsidiaries and any other Person;

(vii) take any action to exempt any Person, other than Parent and Merger Sub, from Section 23B.19 of the WBCA or any other applicable Takeover Law; or

(viii) agree to do any of the foregoing, or propose to do any of the foregoing other than pursuant to Section 5.1(c) in accordance with the terms thereof.

(c) Notwithstanding the provisions of Section 5.1(b), subject to the Company’s compliance with the provisions of this Section 5.1, at any time prior to receipt of the Requisite Company Shareholder Approval, the Company Board may (directly or indirectly through advisors, agents or other intermediaries) (x) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) a bona fide, written Acquisition Proposal after the date hereof that (A) did not result from a breach of this Section 5.1, (B) does not violate the terms of any standstill, non-disclosure or other similar Contract with the Company or any of its Affiliates, (and (C) the Company Board concludes in good faith (after consultation with the Financial Advisor or any other financial advisor of nationally recognized standing and outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal, and/or (y) furnish any non-public information relating to the Company or any of its Subsidiaries to any Person that has made (and not withdrawn) a bona fide, written Acquisition Proposal after the date hereof that (A) did not result from a breach of this Section 5.1, (B) does not violate the terms of any standstill, non-disclosure or other similar Contract with the Company or any of its Affiliates, and (C) the Company Board concludes in good faith (after consultation with the Financial Advisor or any other financial advisor of nationally recognized standing and outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal, provided, however, that in the case of clauses (x) or (y):

(i) none of the Company or any of its Subsidiaries shall have breached or violated (or be deemed, pursuant to the terms of this Section 5.1, to have breached or violated) the terms of this Section 5.1;

(ii) the Company Board determines in good faith (after consultation with outside legal counsel) that the failure of the Company Board to take such action would reasonably be expected to constitute a breach of its fiduciary duties to the shareholders of the Company under Washington Law;

(iii) the Company has entered into a confidentiality agreement with the Person making such Acquisition Proposal containing terms and provisions that (A) are at least as protective of the Company as those contained in the Confidentiality Agreement (disregarding any amendment made pursuant to Section 5.8), (B) expressly permit the Company to comply with the terms of this Section 5.1 and Section 5.6(b) and (C) include “standstill” restrictions that are the same as those set forth in Section 11 of the Confidentiality Agreement but exclude the last paragraph of such section; provided, however, that such confidentiality agreement may provide that any such Person may make a confidential proposal regarding an Acquisition Transaction directly to the Company Board, notwithstanding such “standstill” restrictions;

(iv) at least twenty-four (24) hours prior to engaging or participating in any such discussions or negotiations with, or furnishing any non-public information to, such Person, the Company gives Parent written notice of the identity of such Person and the material terms and conditions of such Acquisition Proposal (and if such Acquisition Proposal is in written form, the Company shall give Parent a true and complete copy thereof along with any other written materials provided in connection therewith) and of the Company’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Person; and

(v) contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent such information has not been previously furnished by the Company to Parent).

(d) The Company shall promptly, and in all cases within twenty four (24) hours of its receipt, notify Parent orally and in writing of (i) any Acquisition Proposal received by the Company or any of its Representatives, (ii) any request for information received by the Company or any of its Representatives that could lead to an Acquisition Proposal, or (iii) any inquiry received by the Company or any of its Representatives with respect to, or which could lead to, any Acquisition Proposal. The foregoing notice shall include the material terms and conditions of any such Acquisition Proposal, request or inquiry and the identity of the Person or group making any such Acquisition Proposal, request or inquiry. The Company shall keep Parent promptly and reasonably informed of the status, details, terms and conditions (including all amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry.

(e) In addition to the foregoing, the Company shall provide Parent with at least twenty-four (24) hours prior written notice of a meeting of the Company Board (or any committee thereof) at which the Company Board (or any committee thereof) is reasonably expected to consider an Acquisition Proposal, an inquiry relating to a potential Acquisition Proposal, or a request to provide non-public information to any Person.

(f) The Company shall not (and shall cause its Subsidiaries not to) enter into any letter of intent, memorandum of understanding or Contract subsequent to the date of this Agreement that prohibits the Company from providing the information described in this Section 5.1.

(g) Without limiting the generality of the foregoing, Parent, Merger Sub and the Company acknowledge and hereby agree that any action taken by any Representatives of the Company or any of its Subsidiaries that would be a breach of the restrictions set forth in this Section 5.1 if taken by the Company shall be deemed to be a breach of this Section 5.1 by the Company for all purposes of and under this Agreement.

5.2 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby (including the Merger), including using its reasonable best efforts to (i) cause the conditions to the Merger set forth in Article VI that are within their respective control to be satisfied or fulfilled, including by filing as promptly as practicable after the date hereof with the SEC all annual, quarterly and current reports required to be filed by it under the Exchange Act for any and all periods ending prior to the Effective Time; (ii) obtain all necessary or appropriate consents, waivers and approvals, and to provide all necessary notices, under any Contracts to which it or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby (including the Merger) so as to maintain and preserve the benefits under such Contracts following the consummation of the transactions contemplated hereby (including the Merger); (iii) make all necessary registrations, declarations and filings with Governmental Authorities in connection with this Agreement and the consummation of the transactions contemplated hereby (including the Merger), and obtain all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from Governmental Authorities (including under all Antitrust Law) in connection with this Agreement and the consummation of the transactions contemplated hereby (including the Merger); (iv) execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. With respect to clause (ii) above, (x) all fees, costs and expenses to obtain, and satisfy the conditions of the consents to be obtained by the Company hereunder (including, without limitation, the consents of all lessors of Leased Real Property) shall be paid and borne entirely by the Company, and (y) if the lessor, master lessor, sublessor, or licensor under any Lease conditions its grant of a consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding the transactions contemplated by this Agreement (including the Merger), the payment of a consent fee, “profit sharing” payment or other consideration (including increased rent payments), or the provision of additional security (including a guaranty), the Company shall be solely responsible for making all such payments and providing all such additional security and the terms thereof shall be subject to Parent’s approval (which approval shall not be unreasonably withheld, delayed or conditioned).

5.3 Requisite Governmental Clearances and Consents.

(a) Without limiting the generality of the provisions of Section 5.2, as soon as reasonably practicable following the execution and delivery of this Agreement, each of Parent and the Company shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby (including the Merger) as required by the HSR Act, as well as comparable pre-

merger notification filings, forms and submissions with any foreign Governmental Authority that may be required by the Antitrust Law of any applicable foreign jurisdiction or be deemed desirable by Parent, in each case as Parent may deem necessary and/or appropriate. Each of Parent and the Company shall promptly (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to effectuate such filings (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and that Parent reasonably deems necessary and/or appropriate and (iv) share equally all fees and expenses incurred in connection with filings made in connection with this Section 5.3(a). Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Authority regarding any of the transactions contemplated hereby (including the Merger). If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated hereby (including the Merger), then such party shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(b) Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that: (i) neither Parent nor Merger Sub shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) neither Parent nor Merger Sub shall be under any obligation to make proposals, execute or carry out agreements, enter into consent decrees or submit to Orders providing for (A) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its Affiliates or the Company or any of its Subsidiaries, (B) the imposition of any limitation or regulation on the ability of Parent or any of its Affiliates to freely conduct their business or own such assets, or (C) the holding separate of the shares of Company Common Stock or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the shares of Company Common Stock (any of the foregoing, an “Antitrust Restraint”).

5.4 Registration Statement; Proxy Statement/Prospectus.

(a) As promptly as practicable after the execution and delivery of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, a Registration Statement on Form S-4 in connection with the issuance of shares of Parent Common Stock in the Merger (as may be amended or supplemented from time to time, the “Registration Statement”). The Registration Statement shall include (i) a prospectus for the issuance of shares of Parent Common Stock in the Merger, and (ii) a proxy statement of the Company for use in connection with the solicitation of proxies for the Merger Proposal to be considered at the Company Shareholder Meeting (as may be amended or supplemented from time to time, the “Proxy Statement/Prospectus”). Each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after such filing with the SEC. Without limiting the generality of the foregoing, each of the Company and Parent shall, and shall cause its respective Representatives to, fully cooperate with the other party hereto and its respective Representatives in the preparation of the Registration Statement and the Proxy Statement/Prospectus, including in the preparation and delivery of any consents, opinions, reports or appraisals that may be required in connection therewith, and shall furnish the other party hereto with all information concerning it and its Affiliates as the other party hereto may deem reasonably necessary or advisable in connection with the preparation of the Registration Statement and the Proxy Statement/Prospectus, and any amendment or supplement thereto, and each of Parent and the Company shall provide the other party hereto with a reasonable opportunity to review and comment thereon. As promptly as practicable after the Registration Statement is declared effective by the SEC (and in no event more than five (5) Business Days thereafter), the Company shall cause the Proxy Statement/Prospectus to be disseminated to the shareholders of the Company.

(b) Unless the Company Board shall have effected a Company Board Recommendation Change in compliance with the terms and conditions set forth in this Agreement, the Proxy Statement/Prospectus shall include the Company Board Recommendation.

(c) Except as otherwise set forth in this Agreement or as may be required by applicable Law or Order, neither Parent nor the Company shall effect any amendment or supplement (including by incorporation by reference) to the Proxy Statement/Prospectus or the Registration Statement without the prior consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned); provided, however, that the Company, in connection with a Company Board Recommendation Change, may amend or supplement the proxy statement for the Company pursuant to a Qualifying Amendment to effect such change, and in such event, the right of approval set forth in this Section 5.4(c) shall apply only with respect to such information relating to the other party or its business, financial condition or results of operations, and shall be subject to the Company’s right to have the deliberations and conclusions of the Company Board accurately described. A “Qualifying Amendment” means an amendment or supplement to the proxy statement for the Company if and solely to the extent that it contains (i) a Company Board Recommendation Change, (ii) a statement of the reasons of the Company Board for making such Company Board Recommendation Change, and (iii) additional information reasonably related to the foregoing.

(d) The Registration Statement and the Proxy Statement/Prospectus shall comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by any party hereto for inclusion or incorporation by reference in the Registration Statement shall not, at the time the Registration Statement is filed with the SEC or declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied or to be supplied by any party hereto for inclusion or incorporation by reference in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to shareholders, or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by or on behalf of either party hereto for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 or Rule 14a-6(j) under the Exchange Act (each, a “Regulation M-A Filing”) shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Without limiting the generality of the foregoing, prior to the Effective Time, Parent and the Company shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Registration Statement, Proxy Statement/Prospectus or any Regulation M-A Filing so that any such document would not include any misstatement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law or the SEC, disseminated to the shareholders of Parent and/or the Company. Parent and the Company shall each notify the other as promptly as practicable after the receipt by it of any written or oral comments of the SEC or its staff on, or of any written or oral request by the SEC or its staff for amendments or supplements to, the Registration Statement, the Proxy Statement/Prospectus or any Regulation M-A Filing, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC or its staff with respect to any of the foregoing filings.

(e) Parent and the Company shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act. In addition, Parent shall use reasonable best efforts to take all actions required under any applicable federal or state securities or Blue Sky Law in connection with the issuance of shares of Parent Common Stock in the Merger.

5.5 Company Shareholder Meeting.

(a) The Company shall establish a record date for, call, give notice of, convene and hold a meeting of the Company shareholders (the “Company Shareholder Meeting”) as promptly as practicable following the date hereof for the purpose of voting upon the Merger Proposal. The Company shall convene and hold the Company Shareholder Meeting within forty-five (45) days following the date on which the Proxy Statement/Prospectus is first disseminated to Company shareholders. Unless otherwise required by applicable Law or Order, the Company shall not postpone the Company Shareholder Meeting after the date on which the Proxy Statement/Prospectus is first disseminated to Company shareholders, or adjourn the Company Shareholder Meeting, unless (i) there are insufficient shares of Company Common Stock present in person or represented by proxy at the Company Shareholder Meeting in order to conduct business at the Company Shareholder Meeting or (ii) Parent provides its prior written consent or Parent requests such a postponement or adjournment.

(b) The Company shall solicit from the Company shareholders proxies in favor of the Merger Proposal, and unless the Company Board has effected a Company Board Recommendation Change pursuant to and in accordance with the terms of Section 5.6, the Company Board shall use its reasonable best efforts to obtain the Requisite Company Shareholder Approval at the Company Shareholder Meeting or any postponement or adjournment thereof. At the Company Shareholder Meeting, the Company shall submit to a vote of its shareholders the Merger Proposal. Unless this Agreement is earlier terminated pursuant to Article VII, the Company shall establish a record date for, call, give notice of, convene and hold the Company Shareholders’ Meeting for the purpose of voting upon the adoption of this Agreement in accordance with Washington Law, whether or not the Company Board at any time subsequent to the date hereof shall have effected a Company Board Recommendation Change or otherwise shall determine that this Agreement is no longer advisable or recommends that shareholders of the Company reject it. Notwithstanding anything to the contrary set forth in this Agreement, the Company’s obligation to establish a record date for, call, give notice of, convene and hold the Company Shareholders’ Meeting pursuant to this Section 5.5 shall not be limited to, or otherwise affected by, the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal. The Company agrees that it shall not submit to the vote of the shareholders of the Company any Acquisition Proposal (whether or not a Superior Proposal) prior to the vote of the Company’s shareholders with respect to the Merger Proposal at the Company Shareholders’ Meeting. The notice of such Company Shareholders’ Meeting shall state that a resolution to adopt this Agreement, a non-binding, advisory resolution to approve the compensation that may become payable to the Company’s named executive officers in connection with the Merger, and a resolution to adjourn the Company Shareholders’ Meeting will be considered at the Company Shareholders’ Meeting, and no other matters shall be considered or voted upon at the Company Shareholders’ Meeting without Parent’s prior written consent.

5.6 Company Board Recommendation.

(a) Subject to the terms of Section 5.6(b) and Section 5.6(c), the Company Board shall (i) recommend that the holders of shares of Company Common Stock approve this Agreement in accordance with the applicable provisions of Washington Law (the “Company Board Recommendation”) and (ii) include the Company Board Recommendation in the Proxy Statement/Prospectus. Subject to the terms of this Section 5.6, neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation (a “Company Board Recommendation Change”).

(b) Notwithstanding the terms of Section 5.6(a), subject to the provisions of this Section 5.6(b), at any time prior to receipt of the Requisite Company Shareholder Approval, the Company Board may effect a Company Board Recommendation Change if:

(i) the Company Board has received a bona fide, written Acquisition Proposal that did not result from a breach of Section 5.1 that constitutes a Superior Proposal;

(ii) the Company received the Acquisition Proposal from a Person that is not in breach of its contractual obligations to the Company or any Subsidiary under a standstill, nondisclosure agreement or other similar Contract;

(iii) neither the Company nor any of its Subsidiaries shall have breached or violated (or be deemed, pursuant to the terms hereof, to have breached or violated) the provisions of Section 5.1;

(iv) the Company Board determines in good faith (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Parent pursuant to clause (vi) below), that, in light of such Superior Proposal, the failure of the Company Board to make a Company Board Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to the shareholders of the Company under Washington Law;

(v) prior to effecting such Company Board Recommendation Change, the Company Board shall have given Parent at least three (3) Business Days notice thereof (which notice shall include the most current version of such definitive agreement and, to the extent not included therein, the material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal) and the opportunity to meet with the Company Board, the Financial Advisor and its outside legal counsel during such three (3) Business Day period, all with the purpose and intent of enabling Parent and the Company to discuss in good faith a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby (including the Merger) may be effected; and

(vi) Parent shall not have made, within three (3) Business Days after receipt of the Company’s written notice of its intention to effect a Company Board Recommendation Change, a counter-offer or proposal that the Company Board determines in good faith, after consultation with the Financial Advisor or a financial advisor of nationally recognized standing and outside legal counsel, is at least as favorable to shareholders of the Company as such Superior Proposal (it being understood that any change to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice pursuant to clause (iv) above and a new three (3) Business Day period pursuant to this clause (vi)) (it being further understood that there may be multiple extensions of such three (3) Business Day period).

(c) Notwithstanding the terms of Section 5.6(a), at any time prior to receipt of the Requisite Company Shareholder Approval, the Company Board may effect a Company Board Recommendation Change in response to an Intervening Event if:

(i) the Intervening Event does not involve the receipt of an offer, proposal or inquiry from any third party relating to a transaction of the nature described in the definition of “Acquisition Transaction” (which, for purposes of this clause (i), shall be read without reference to the percentage thresholds set forth in the definition thereof);

(ii) the Company Board determines in good faith (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Parent pursuant to clause (iv) below) that, in light of such Intervening Event, the failure of the Company Board to make a Company Board Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to the shareholders of the Company under Washington Law;

(iii) prior to effecting such Company Board Recommendation Change, the Company Board shall have given Parent at least five (5) Business Days’ prior written notice thereof, which notice shall specify in reasonable detail the facts underlying the Company Board’s determination that an Intervening Event has occurred and the rationale and basis for such Company Board Recommendation Change, and the opportunity to meet with the Company Board and its outside legal counsel during such five (5) Business Day period, all with the purpose and intent of enabling Parent and the Company to discuss in good faith a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby (including the Merger) may be effected; and

(iv) following the expiration of the five (5)-Business Day period after Parent’s receipt of the Company’s written notice of its intention to effect a Company Board Recommendation Change, the Company Board determines in good faith, after consultation with outside legal counsel, and after giving good faith consideration to any counter-offer or proposal from Parent that, in light of such Intervening Event, the failure of the Company Board to make a Company Board Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to the shareholders of the Company under Washington Law (it being understood that any material change to the facts, events, developments or set of circumstances of the Intervening Event shall require a new notice pursuant to clause (ii) above and a new five (5) Business Day period pursuant to this clause (iii)) (it being further understood that there may be multiple extensions of such five (5) Business Day period).

(d) The Company shall ensure that any Company Board Recommendation Change: (A) does not change or otherwise affect the approval of this Agreement by the Company Board or any other approval of the Company Board; and (B) does not have the effect of causing any Takeover Law (including Section 23B.19 of the WBCA) to be applicable to this Agreement, the Voting Agreements, the Merger or any of the other transactions contemplated hereby (including the Merger). The Company shall keep confidential any proposals made by Parent to revise the terms of this Agreement, other than in the event of any amendment to this Agreement and to the extend required to be disclosed in any SEC Reports.

(e) Nothing in this Agreement shall prohibit the Company Board from taking and disclosing to the Company shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act; provided, however, that any statement(s) made by the Company Board pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act shall be subject to the terms and conditions of this Agreement, including the provisions of Article VII; and provided further, that any such statements (other than a “stop, look and listen communication” of the type contemplated by Rule 14d-9(f) under the Exchange Act, and within the time period contemplated by Rule 14d-9(f)(3)) shall be deemed to be a Company Board Recommendation Change unless the Company Board expressly publicly reaffirms the Company Board Recommendation in connection with such statement.

5.7 Access; Notice and Consultation.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall afford Parent and its accountants, legal counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to any assets (including the Company Intellectual Property, design processes and source code), properties (including the right to conduct an environmental site assessment and audit of the properties), Contracts, books, records and personnel of the Company and its Subsidiaries as Parent may reasonably request. In particular, but without limitation, from and after the date of this Agreement, Parent and its agents, contractors and representatives shall have the right and privilege of entering upon all properties leased or occupied by the Company or any of its Subsidiaries and of reviewing the Company’s books and records regarding such properties from time to time as needed to make any inspections, evaluations, surveys or tests which Parent may deem necessary or appropriate.

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, each of Parent and the Company shall promptly notify the other upon becoming aware that any representation or warranty made by such party in this Agreement has become untrue or inaccurate in any material respect or that such party has breached or failed to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by such party under this Agreement.

(c) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall promptly notify Parent of (i) any notice or other communication received by the Company or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or material default under any Material Contract to which the Company or any of its Subsidiaries is a party, and (ii) any notice or other communication received by the Company or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement (including the Merger).

(d) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall promptly advise Parent orally and in writing of any litigation commenced after the date hereof against the Company or any of its directors by any Company shareholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby (including the Merger) and shall keep Parent reasonably informed regarding any such litigation, and (ii) the Company shall promptly advise Parent of, and shall keep Parent reasonably informed regarding, any other litigation commenced or, to the Knowledge of the Company, threatened after the date hereof against the Company or any of its directors or executive officers (in their capacities as such) where the amount claimed is or would reasonably be expected to be in excess of $100,000 (each of the matters referenced in the foregoing clauses (i) and (ii) being referred to herein as a “Legal Proceeding Matter”). The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such Legal Proceeding Matter and shall consider in good faith Parent’s views with respect to such Legal Proceeding Matter, and the Company shall not settle any such Legal Proceeding Matter without the prior written consent of Parent.

(e) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall, and shall cause its Subsidiaries to, make available to Parent a copy of each report, schedule, proxy or information statement, registration statement and other document proposed to be filed by the Company with the SEC during such period pursuant to the requirements of federal securities laws or federal or state laws a reasonable period of time prior to the filing of such reports, schedules, proxy or information statements, registration statements and other documents (and in any event at least two (2) Business Days prior to the filing thereof with the SEC).

(f) Notwithstanding anything to the contrary set forth in this Agreement, no information obtained pursuant to the access granted or notification provided pursuant to this Section 5.7 shall be deemed to (i) amend or otherwise modify in any respect any representation or warranty of the party hereto providing such access or notice, (ii) impair or otherwise prejudice in any manner rights of the party receiving such access or notice to rely upon the conditions to the obligations of such party to consummate the transactions contemplated hereby (including the Merger), or (iii) impair or otherwise limit the remedies available to the party receiving such access or notice. The terms and conditions of the Confidentiality Agreement (as amended pursuant to Section 5.8) shall apply to any information provided to Parent pursuant to this Section 5.7.

5.8 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a letter agreement, dated December 27, 2012 (as may be amended, supplemented or otherwise modified, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms; provided, however, that notwithstanding the foregoing, effective as of the execution and delivery hereof, the Confidentiality Agreement shall be deemed to be amended so as to permit Parent to take any action contemplated by this Agreement, including the making of any counter-offer or proposal contemplated by Section 5.6(b) or Section 5.6(c) (which deemed amendment shall survive any termination of this Agreement in accordance with its terms or otherwise).

5.9 Public Disclosure. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Except in connection with a Qualifying Amendment or as permitted under the terms of Section 5.6(e), Company shall not, without the prior written consent of Parent, issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby (including the Merger) or any Acquisition Proposal, except as may be required by Law or any listing agreement with a national securities exchange, in which case the Company shall make commercially reasonable efforts to consult with Parent prior to any such release or public statement.

5.10 Employee Matters.

(a) Effective as of the day immediately preceding the Closing Date, each of the Company and any ERISA Affiliate shall terminate any and all Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”) (unless Parent provides written notice to the Company that such 401(k) Plans shall not be terminated). Unless Parent provides such written notice to the Company, no later than five (5) Business Days prior to the Closing Date, the Company shall provide Parent with evidence that such Employee Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Company Board or such Affiliate, as the case may be. The form and substance of such resolutions shall be subject to the reasonable review and approval of Parent. The Company also shall take such other actions in furtherance of terminating such Employee Plan(s) as Parent may reasonably require. In the event that termination of a 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent no later than fifteen (15) calendar days prior to the Closing Date. If, in accordance with this Section 5.10(a), Parent requests in writing that the Company not terminate any 401(k) Plan, the Company shall take such actions as Parent may reasonably require in furtherance of the assumption of any such 401(k) Plan by Parent, including, but not limited to, adopting such amendments as Parent may deem necessary or advisable in connection with such assumption.

(b) Effective as of the day immediately preceding the Closing Date, the Company shall terminate the Company 2004 Plan (unless Parent provides written notice to the Company no later than five (5) Business Days prior to Closing that the Company 2004 Plan shall not be terminated and instead assumed).

(c) The Company shall consult with Parent (and consider in good faith the advice of Parent) prior to sending any notices or other communication materials to Company employees and the Company shall not send any written notices or other written communication materials (including via electronic mail) to Company employees regarding this Agreement or the transactions contemplated hereby (including the Merger) without the prior written consent of Parent (which consent will not be unreasonably withheld) or make any communications with the employees that are inconsistent with this Agreement.

5.11 Directors’ and Officers’ Indemnification and Insurance.

(a) For six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor and fulfill in all respects the obligations of the Company and its Subsidiaries under their respective certificates of incorporation and bylaws (and equivalent organizational documents) and all indemnification agreements in effect and disclosed to Parent in Section 5.11 of the Company Disclosure Schedule as of the date of this Agreement between the Company or any of its Subsidiaries and any of their respective current or former directors and officers (the “Indemnified Parties”).

(b) For a period of six (6) years after the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance immediately prior to the Effective Time, on terms with respect to the coverage and amounts no less favorable, in the aggregate, than those of the D&O Insurance in effect on the date of this Agreement; provided, however, that the Surviving Corporation may, at its option, substitute therefor policies of Parent, the Surviving Corporation or any of their respective Subsidiaries containing terms with respect to coverage and amounts no less favorable, in the aggregate, to such persons than the D&O Insurance, provided further, however, that in satisfying its obligations under this Section 5.11(b), Parent and the Surviving Corporation shall not be obligated to pay annual premiums in excess of two hundred percent (200%) of the amount paid by the Company for coverage for its last full fiscal year (such two hundred percent (200%) amount, the “Maximum Annual Premium”) (which premiums the Company represents and warrants to be as set forth in Section 5.11 of the Company Disclosure Schedule), provided that that if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six-year “tail” prepaid policy (the “Tail Policy”) on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance and for an amount not to exceed two hundred percent (200%) of the amount paid by the Company for coverage for its last full fiscal year. In the event that the Company does not purchase the Tail Policy, Parent may purchase a Tail Policy on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance. In the event that either the Company or Parent shall purchase such a Tail Policy prior to the Effective Time, Parent and the Surviving Corporation shall maintain such Tail Policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 5.11(b) for so long as such Tail Policy shall be maintained in full force and effect.

(c) Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Insurance or the Tail Policy referred to in Section 5.11(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 5.1, with full rights of enforcement as if a party thereto.

(d) In the event that Parent or the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, including in each case by way of an internal reorganization, Parent or the Surviving Corporation (as applicable) shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation (as applicable) assume its obligations set forth in this Section 5.11.

5.12 Insurance Policies. The Company shall take all actions reasonably necessary to ensure that all of its current and legacy insurance policies are available for the benefit of the Surviving Corporation, including with respect any instances where an occurrence and/or claim takes place before the Effective Time and is not made known until after the Effective Time.

5.13 Resignation of Officers and Directors of Company Subsidiaries. At or prior to the Closing, upon the request of Parent, unless Parent instructs the Company otherwise, the Company shall obtain the resignations (in form and substance acceptable to Parent) of each individual serving as a director or officer of (or comparable position with) the Company and its Subsidiaries from his or her position as a director or officer of (or comparable position with) the Company and its Subsidiaries, and not as an employee of the Company or any of its Subsidiaries, in each case to be effective as of the Effective Time.

5.14 Section 16 Resolutions. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder of shares of Company Common Stock or Company Stock Awards pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of such section.

5.15 NYSE Listing. Prior to the Closing, Parent shall file a Supplemental Listing Application (or such other form as may be required by NYSE) with NYSE with respect to the shares of the Parent Common Stock to be issued in the Merger.

5.16 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby (including the Merger) upon the terms and subject to the conditions set forth in this Agreement.

5.17 Anti-Takeover Statutes. In the event that any Takeover Law is or becomes applicable to this Agreement or any of the transactions contemplated hereby (including the Merger), the Company, at the direction of the Company Board, shall use reasonable best efforts to ensure that the transactions contemplated by this Agreement (including the Merger) may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement, and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby (including the Merger).

5.18 MLS-Sourced Data. No later than five (5) Business Days prior to the Closing Date, or following the termination or expiration of any waiting periods required by the HSR Act, whichever is later, the Company shall have ceased to operate, directly or indirectly, any business or platform that distributes MLS-Sourced Data to any website outside of the Partner Network (excluding any website that the Company hosts and/or operates on behalf of an individual real estate broker or agent that is branded with such real estate broker or agent’s branding and that adheres to the then-current IDX rules).

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable Law) of each of the following conditions:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened in writing by the SEC.

(b) Requisite Company Shareholder Approval. The Requisite Company Shareholder Approval shall have been obtained.

(c) HSR Waiting Period. The applicable waiting period (and extensions thereof) to the transactions contemplated by this Agreement (including the Merger) under the HSR Act shall have expired or been terminated early.

(d) NYSE Listing. The shares of the Parent Common Stock issuable in the Merger shall have been approved for listing on NYSE, subject to official notice of issuance.

(e) No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Law that is in effect and has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction, or (ii) issued or granted, or threatened to issue or grant, any Order (whether temporary, preliminary or permanent) that remains in effect and has (or would be reasonably expected to have) the effect of making the Merger illegal in any jurisdiction or which has (or would be reasonably expected to have) the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction.

6.2 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable Law) of each of the following conditions, any of which may be waived (in writing) exclusively by Parent:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in this Agreement (other than the Company Capitalization Representation and the Company Specified Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (ii) each of the representations and warranties set forth in Section 2.1 (Organization and Standing), Section 2.2 (Authorization and Enforceability), Section 2.5 (Subsidiaries), Section 2.25 (Brokers) and Section 2.26 (Opinion of Financial Advisor) (collectively, the “Company Specified Representations”) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date, and (iii) the representations and warranties set forth in Section 2.4 (Capitalization) (the “Company Capitalization Representation”) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that could not result in Liabilities to Parent (including as a result of the payment of consideration in respect of additional shares of Company Capital Stock, Company Stock Awards, Company Securities or Company Subsidiary Securities in connection with the Merger) that exceed One Million Dollars ($1,000,000); except in the case of each of the foregoing clauses (i)-(iii) inclusive, for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date); provided, however, that for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 6.2(a), (A) all “Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds or “Knowledge” qualifications contained in any such representations and warranties and (y) such qualifications shall not be disregarded pursuant to the terms of this proviso in the representation and warranty set forth in Section 2.9(a)) and (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects each of its obligations under this Agreement required to be performed at or prior to the Effective Time and shall have complied in all material respects with each covenant and other agreements of the Company to be performed or complied with by it under this Agreement.

(c) No Material Adverse Effect. No Material Adverse Effect on the Company shall have occurred or exist following the execution and delivery of this Agreement (whether or not any events, developments, changes, circumstances or conditions occurring prior to the execution and delivery of this Agreement caused or contributed to the occurrence of such Material Adverse Effect on the Company) that is continuing.

(d) Officer’s Certificate. Parent shall have received a certificate, validly executed for and on behalf of the Company and in its name by the Chief Executive Officer and Chief Financial Officer of the Company, certifying the satisfaction of the conditions set forth in Section 6.2(a), Section 6.2(b), and Section 6.2(c).

(e) Antitrust Approvals; Other Approvals. (i) All waiting periods applicable to, and any and all clearances, approvals and consents required to be obtained in connection with, the transactions contemplated by this Agreement (including the Merger) under all Antitrust Law (other than under the HSR Act) shall have expired, been terminated or obtained, either unconditionally or on terms satisfactory to Parent, and (ii) all other clearances, consents, approvals, Orders and authorizations that are necessary to consummate the transactions contemplated by this Agreement (including the Merger) shall have been obtained, either unconditionally or on terms satisfactory to Parent.

(f) Legal Proceedings. There shall not be pending or overtly threatened any Legal Proceeding by any Governmental Authority (i) seeking to restrain or prohibit the consummation of the Merger or the performance of any of the other transactions contemplated by this Agreement or the Voting Agreements (including the voting provisions thereunder), (ii) seeking to impose any Antitrust Restraint, or (iii) if adversely determined, would reasonably be likely to have a Material Adverse Effect on the Company or Parent.

(g) Third Party Consents. The Company shall have obtained all Consents of parties to each Contract marked with an asterisk on Section 2.3(a) of the Company Disclosure Schedule.

(h) Dissenters’ Rights. Holders of no more than 5% of the outstanding shares of Company Common Stock (on an as-converted basis) shall have exercised statutory rights of dissent under Washington Law, or notified the Company or Parent of an intent to exercise statutory rights of dissent under the Washington Law, in either case and not withdrawn such claims.

6.3 Additional Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable Law) of each of the following conditions, any of which may be waived (in writing) exclusively by the Company:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent set forth in this Agreement (other than the Parent Specified Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (ii) each of the representations and warranties set forth in Section 3.1 (Organization and Standing), Section 3.2 (Authorization and Enforceability), Section 3.4 (Capitalization), Section 3.11 (Parent Company Common Stock) and Section 3.12 (Brokers) (collectively, the “Parent Specified Representations”) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date; except in the case of each of the foregoing clauses (i)-(ii) inclusive, for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date); provided, however, that for purposes of determining the accuracy of the representations and warranties of Parent set forth in this Agreement for purposes of this Section 6.3(a), (A) all “Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds or “Knowledge” qualifications contained in any such representations and warranties and (y) such qualifications shall not be disregarded pursuant to the terms of this proviso in the representation and warranty set forth in Section 3.8(a)) and (B) any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects each of its obligations under this Agreement required to be performed at or prior to the Effective time and shall have complied in all material respects with each covenant and agreement of Parent and Merger Sub to be performed or complied with by them under this Agreement.

(c) No Material Adverse Effect. No Material Adverse Effect on Parent shall have occurred or exist following the execution and delivery of this Agreement (whether or not any events, developments, changes, circumstances or conditions occurring prior to the execution and delivery of this Agreement caused or contributed to the occurrence of such Material Adverse Effect on Parent) that is continuing.

(d) Officer’s Certificate. The Company shall have received a certificate, validly executed for and on behalf of Parent and in its name by the Chief Executive Officer and Chief Financial Officer of Parent, certifying the satisfaction of the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c).

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated and the transactions contemplated hereby (including the Merger) may be abandoned at any time prior to the Effective Time, whether before or after the receipt of the Requisite Company Shareholder Approval (it being agreed that the party hereto terminating this Agreement pursuant to this Section 7.1 (other than Section 7.1(a)) shall give prompt written notice of such termination to the other party or parties hereto):

(a) by mutual written agreement of Parent and the Company; or

(b) by either Parent or the Company: if the Effective Time has not occurred prior to 11:59 p.m. (New York City time) on October 31, 2013 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party hereto whose action or failure to act has been the principal cause of or principally resulted in any of the conditions to the Merger set forth in Article VI having failed to be satisfied on or before the Termination Date, and such action or failure to act constitutes a material breach of this Agreement; or

(c) by either Parent or the Company, if any Governmental Authority (i) shall have enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Law that is in effect and has the effect of making the consummation of the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction, or (ii) shall have issued or granted any Order that remains in effect and has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction, and such Order has become final and non-appealable; or

(d) by either Parent or the Company, if the Company shall have failed to obtain the Requisite Company Shareholder Approval at the Company Shareholder Meeting (or any postponement or adjournment thereof at which a vote was taken on the Merger Proposal); or

(e) by the Company, in the event (i) of a breach of any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement or (ii) that any of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, in either case, such that the conditions to the Merger set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that such breach by Parent or Merger Sub or such inaccuracies in the representations and warranties of Parent or Merger Sub are curable by Parent or Merger Sub through the exercise of commercially reasonable efforts, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(e) until the earlier to occur of (A) the expiration of a thirty (30) calendar day period after delivery of written notice from the Company to Parent of such breach or inaccuracy, as applicable, or (B) Parent and/or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach or inaccuracy, provided that Parent and/or Merger Sub (as applicable) continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if such breach or inaccuracy by Parent or Merger Sub is cured within such thirty (30) calendar day period); or

(f) by Parent:

(i) in the event (A) of a breach of any covenant or agreement on the part of the Company set forth in this Agreement or (B) that any representation or warranty of the Company set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, in either case, such that the conditions to the Merger set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that such breach by the Company or such inaccuracies in the representations and warranties of the Company are curable by the Company through the exercise of commercially reasonable efforts, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(f)(i) until the earlier to occur of (1) the expiration of a thirty (30) calendar day period after delivery of written notice from Parent to the Company of such breach or inaccuracy, as applicable, or (2) the ceasing by the Company to exercise commercially reasonable efforts to cure such breach or inaccuracy, provided that the Company continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(f)(i) if such breach or inaccuracy by the Company is cured within such thirty (30) calendar day period); or

(ii) in the event that, following the execution and delivery of this Agreement, there shall have occurred or exist a Material Adverse Effect on the Company (whether or not events or circumstances occurring prior to the execution and delivery of this Agreement caused or contributed to the occurrence of such Company Material Adverse Effect); or

(iii) in the event that any of the following shall have occurred: (A) the Company shall have breached (or be deemed, pursuant to the terms hereof, to have breached) the provisions of Section 5.1, Section 5.4 or Section 5.5 (other than an inadvertent and immaterial breach that does not result in an Acquisition Proposal); (B) the Company Board or any committee thereof shall have for any reason effected a Company Board Recommendation Change (whether or not in compliance with the terms and conditions of this Agreement) or provided written notice to Parent of its intent to effect a Company Board Recommendation Change; (C) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement/Prospectus; (D) the Company Board or any committee thereof shall have for any reason approved, or recommended that shareholders of the Company approve, any Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal); (E) the Company shall have entered into a letter of intent, memorandum of understanding or Contract (other than a confidentiality agreement contemplated by Section 5.1(c)) accepting or agreeing to any Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal); (G) a tender offer or exchange offer for Company Common Stock is commenced and, within ten (10) Business Days after the public announcement of the commencement of such tender or exchange offer, the Company shall not have issued a public statement (and filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act) unconditionally reaffirming the Company Board Recommendation and unconditionally recommending that the Company shareholders reject such tender or exchange offer and not tender any shares of Company Common Stock into such tender or exchange offer; or (H) the Company Board shall have failed to publicly reconfirm, without qualification, the Company Board Recommendation prior to receipt of the Requisite Company Shareholder Approval, within ten (10) Business Days of a written request from Parent to do so.

7.2 Notice of Termination; Effect of Termination. Any proper termination of this Agreement pursuant to Section 7.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any shareholder or Representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 5.8 and Section 5.9, this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement, and (b) that nothing herein shall relieve any party or parties hereto, as applicable, from liability for any willful and material breach of, or fraud in connection with, this Agreement and the transactions contemplated hereby. In addition to the foregoing, no termination of this

Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement (as amended pursuant to Section 5.8), all of which obligations shall survive termination of this Agreement in accordance with their respective terms.

7.3 Fees and Expenses.

(a) General. Except as set forth in Section 7.3(b), all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Merger) shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b) Company Payments.

(i) In the event that (A) this Agreement is terminated under Section 7.1(d) and (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to the Company, the Company shall pay to Parent, promptly (and in any event within two (2) Business Days) following receipt of an invoice therefor, an amount in cash equal to the actual and reasonably documented out-of-pocket fees and expenses (including reasonable and documented fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants and other service providers) incurred by Parent and its Affiliates (or on their respective behalves) in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (“Parent Expenses”), which amount shall not exceed $1,000,000. The parties hereto hereby agreed that the existence of circumstances which could require the Termination Fee Amount to become subsequently payable by the Company pursuant to Section 7.3(b)(ii) or Section 7.3(b)(iii) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 7.3(b)(i), and that the payment by the Company of Parent Expenses pursuant to this Section 7.3(b)(i) shall not relieve the Company of any subsequent obligation to pay Parent the Termination Fee Amount pursuant to Section 7.3(b)(ii) or Section 7.3(b)(iii).

(ii) The Company shall pay to Parent a fee equal to $15,000,000 (the “Termination Fee Amount”), less any Parent Expenses previously paid or payable by the Company pursuant to Section 7.3(b)(i), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, in the event that (A)(1) this Agreement is terminated pursuant to Section 7.1(b) or Section 7.1(d) or (2) this Agreement is terminated pursuant to Section 7.1(f)(i), (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement (in the case of any termination referred to in subclause (A)(1) above) or prior to the breach or inaccuracy that forms the basis for the termination of this Agreement (in the case of any termination referred to in subclause (A)(2) above), an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to the Company Board, and (C) within twelve (12) months following the termination of this Agreement, either an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (B)) is consummated or the Company enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (B)). For purposes of this Section 7.3(b)(ii), all references to “fifteen percent (15%)” and “eighty-five percent (85%)” in the definition of Acquisition Transaction shall be deemed references to “fifty percent (50%)”. The fee amount payable pursuant to this Section 7.3(b)(ii) shall be paid on the date of, and as a condition to, the consummation of the Acquisition Transaction contemplated by the foregoing clause (C) or the execution and effectiveness of the letter of intent, memorandum of understanding or other Contract contemplated by the foregoing clause (C).

(iii) In the event that this Agreement is terminated pursuant to Section 7.1(f)(iii), the Company shall pay to Parent a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within one Business Day after demand by Parent.

(c) Enforcement. Each of Parent and the Company acknowledges and hereby agrees that the provisions of this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without such provisions, neither Parent nor the Company would have entered into this Agreement. Accordingly, if the Company shall fail to pay in a timely manner any amounts due and payable pursuant to this Section 7.3, and, in order to obtain such payment, Parent shall make a claim against the Company and such claim results in a judgment against the Company, the Company shall pay to Parent an amount in cash equal to Parent’s costs and expenses (including its attorneys’ fees and expenses) incurred in connection with such claim, together with interest at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. Payment of the fees amounts contemplated by this Section 7.3 shall not be in lieu of, or replacement or substitution for, any damages that may arise out of any breach of this Agreement, and are not intended to (and shall not) be liquidated damages hereunder. The parties acknowledge and agree that in no event shall the Company be obligated to pay the Termination Fee Amount on more than one occasion.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules, shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) As used in this Agreement, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if”.

(d) As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so requires.

(e) Unless otherwise indicated, all references herein to dollars or “$” shall mean and refer to U.S. denominated dollars.

(f) Unless otherwise indicated or the context otherwise requires, when reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person.

(g) Unless otherwise indicated or the context otherwise requires, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

(h) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(i) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(j) Although the same or similar subject matters may be addressed in different provisions, the parties intend that each such provision shall be read separately, be given independent legal significance and not be construed as limiting any other provision in this Agreement (whether or not more general or more specific in scope, substance or content).

(k) Except as otherwise provided, any information “made available” to Parent by the Company or its Subsidiaries shall include only that information contained in such documents as are contained in or filed as Exhibits to the Company SEC Reports or stored on the hard disk reflecting the contents of that certain virtual data room maintained by the Company through Merrill DataSite entitled “Project Mariner Data Room” and that Parent’s Representatives have been granted access to as of 5:00 p.m., California time, on May 6, 2013, a copy of which has been provided to Parent prior to the date of this Agreement.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, sent via telecopy (receipt confirmed), or sent by electronic mail to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to:

Trulia, Inc.

116 New Montgomery Street, Suite 300

San Francisco, CA 94105

Attention: General Counsel

E-mail: legal@trulia.com

Telecopy No.: (650) 369-9355

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Attention: Rezwan D. Pavri

E-mail: rpavri@wsgr.com

Telecopy No.: (650) 493-6811

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105-1126

Attention: Michael S. Ringler

E-mail: mringler@wsgr.com

Telecopy No.: (415) 947-2099

(b) if to the Company (prior to the Effective Time), to:

Market Leader, Inc.

11332 NE 122nd Way, Suite 200

Kirkland, WA 98034

Attention: Ian Morris

E-mail: ianm@marketleader.com

Telecopy No.: (425) 952-5694

with copies (which shall not constitute notice) to:

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 908101

Attention: Eric A. DeJong

E-mail: EDeJong@perkinscoie.com

Telecopy No.: (206) 359-4793

8.3 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub set forth in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

8.4 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.5 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that this Agreement has been adopted by the Company shareholders in accordance with Washington Law, no amendment shall be made to this Agreement that requires the approval of such Company shareholders without such approval.

8.6 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

8.7 Entire Agreement. This Agreement and the agreements, documents, instruments and certificates among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule, the Parent Disclosure Schedule and the Exhibits and Schedules hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement (as amended pursuant to Section 5.8) shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires or is otherwise terminated in accordance with its terms.

8.8 Third Party Beneficiaries. Except as set forth in or contemplated by the provisions of Section 5.11, this Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder.

8.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.10 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

8.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof, except (i) with respect to matters relating to the fiduciary duties of the Company Board, which shall be construed, performed and enforced in accordance with, and governed by, Washington Law, and (ii) to the extent that the provisions of the WBCA are mandatorily applicable to the Merger, which shall be construed, performed and enforced in accordance with, and governed by, the WBCA.

8.12 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction.

8.13 Consent to Jurisdiction. Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 8.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 8.13 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby (including the Merger), or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby (including the Merger) shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware); (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby (including the Merger) in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

8.14 WAIVER OF JURY TRIAL. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY AND MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

8.15 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

TRULIA, INC.

By:	/s/ Peter Flint
Name:	Peter Flint
Title:	Chief Executive Officer

MARINER ACQUISITION CORP.

By:	/s/ Sean Aggarwal
Name:	Sean Aggarwal
Title:	President

MARKET LEADER, INC.

By:	/s/ Ian Morris
Name:	Ian Morris
Title:	Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

ANNEX I

CERTAIN DEFINITIONS

For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a) “Acquisition Proposal” shall mean any offer or proposal relating to an Acquisition Transaction from any Person other than Parent or any of its Affiliates.

(b) “Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from the Company or any of its Subsidiaries by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a fifteen percent (15%) interest in the total outstanding voting securities of the Company or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of the Company or any of its Subsidiaries; (ii) any merger, consolidation, business combination or other similar transaction involving the Company or any of its Subsidiaries pursuant to which the shareholders of the Company immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (iii) any sale, lease (other than in the ordinary course of business consistent with past practice), exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition or disposition of more than fifteen percent (15%) of the assets of the Company or any of its Subsidiaries (measured by the lesser of book or fair market value thereof); (iv) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company or any of its Subsidiaries or (v) any combination of the foregoing.

(c) “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(d) “Antitrust Law” shall mean applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

(e) “Balance Sheet” shall mean the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2012 included in the Company’s annual report on Form 10-K as filed with the SEC.

(f) “Business Day” shall mean any day, other than a Saturday, Sunday or any day which is a legal holiday under the laws of the State of California or Washington or is a day on which commercial banking institutions located in the State of California or Washington are authorized or required by Law or other governmental action to close.

(g) “Cash-Out Consideration” shall mean an amount in cash equal to the sum of (i) the Stock Consideration multiplied by the Parent Common Stock Closing Price and (ii) the Cash Consideration. For the avoidance of doubt, the terms “Stock Consideration” and “Cash Consideration” as used in the definition of Cash-Out Consideration shall reflect any adjustment to the amounts of the Stock Consideration and the Cash Consideration made pursuant to Section 1.7(b)(vi).

(h) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(i) “Company Board” shall mean the Board of Directors of the Company.

(j) “Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.

(k) “Company Common Stock” shall mean the Common Stock, par value $0.001 per share, of the Company.

(l) “Company Intellectual Property” shall mean any and all Technology and Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

(m) “Company Option” shall mean an option to purchase shares of Company Common Stock outstanding under any of the Company Plans.

(n) “Company Plans” shall mean the (i) HouseValues, Inc. 1999 Stock Incentive Plan, (ii) Market Leader, Inc. Amended and Restated 2004 Equity Incentive Plan (the “Company 2004 Plan”), and any other equity incentive plan of the Company or any of its Subsidiaries.

(o) “Company Preferred Stock” shall mean the Preferred Stock, par value $0.001 per share, of the Company.

(p) “Company Product” shall mean any product or service or other Technology that is currently being or at any time has been developed, manufactured, supported, marketed, distributed, licensed, sold or made available (including as a software product or application, as part of a service bureau, cloud, or time-sharing, application service, software-as-a-service or similar arrangement or otherwise) by or on behalf of the Company or any of its Subsidiaries.

(q) “Company Restricted Stock Units” shall mean any unit or award (i) denominated in units, (ii) pursuant to which the holder thereof is or may become entitled to acquire one or more shares of Company Common Stock or the cash equivalent thereof upon such holder’s continued service with or employment by the Company or any Subsidiary and/or upon the satisfaction or attainment of one or more performance milestones, and (iii) outstanding under any of the Company Plans.

(r) “Company Stock Appreciation Rights” shall mean any stock appreciation right related to Company Common Stock (whether such right will be settled in shares, cash or otherwise) outstanding under any of the Company Plans.

(s) “Company Stock Awards” shall mean Company Options, Company Restricted Stock Units and Company Stock Appreciation Rights.

(t) “Continuing Service Provider” shall mean any employee or consultant of the Company or its Subsidiaries who remains or becomes an employee or consultant of the Surviving Corporation, a Subsidiary of the Surviving Corporation, Parent or a Subsidiary of Parent immediately after the Effective Time.

(u) “Contract” shall mean any contract, subcontract, agreement, note, bond, mortgage, indenture, lease, sublease, license, sublicense, permit, franchise or other instrument, obligation, commitment or binding arrangement or understanding of any kind or character, whether oral or in writing.

(v) “DOJ” shall mean the United States Department of Justice, or any successor thereto.

(w) “DOL” shall mean the United States Department of Labor or any successor thereto.

(x) “Environmental Law” shall mean any and all Law relating to the protection of the environment (including ambient air, surface water, groundwater or land) or human health as affected by the environment or Hazardous Substances or otherwise relating to the production, use, emission, storage, treatment, transportation, recycling, disposal, discharge, release, labeling or other handling of any Hazardous Substances or any products or wastes containing any Hazardous Substances including any Law related to the investigation, clean-up or other remediation or analysis of Hazardous Substances, including without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Occupational Safety and Health Act, the Federal Water Pollution Control Act and the Clean Air Act.

(y) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

(z) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(aa) “Exchange Ratio” shall mean the sum of (x) the Stock Consideration plus (y) the quotient obtained by dividing (1) the Cash Consideration, by (2) the Parent Common Stock Closing Price. For the avoidance of doubt, the terms “Stock Consideration” and “Cash Consideration” as used in the definition of Exchange Ratio shall reflect any adjustment to the amounts of the Stock Consideration and the Cash Consideration made pursuant to Section 1.7(b)(vi).

(bb) “Financial Advisor” shall mean GCA Savvian Advisors LLC.

(cc) “FTC” shall mean the United States Federal Trade Commission, or any successor thereto.

(dd) “GAAP” shall mean generally accepted accounting principles, as applied in the United States.

(ee) “Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency, instrumentality or self-regulatory organization, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial or local, and whether domestic or foreign.

(ff) “Hazardous Substance” shall mean any substance, material emission or waste that is characterized or regulated under any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or words of similar meaning or effect, or is otherwise a danger to health, reproduction or the environment, including petroleum and petroleum products, polychlorinated biphenyls and asbestos.

(gg) “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(hh) “Intellectual Property Rights” shall mean common law and statutory rights anywhere in the world arising under or associated with (i) patents, patent applications and inventors’ certificates (“Patents”), (ii) copyrights, copyright registrations and copyright applications, and “moral” rights, (iii) the protection of trade and industrial secrets and confidential information, including business information (“Trade Secrets”), (iv) trademarks, trade names and service marks (“Trademarks”), (v) other proprietary rights relating or with respect to the protection of technology, (vi) rights in domain names, URL and other internet-related properties, (vii) divisions, continuations, renewals, reissuances and extensions of the foregoing (as applicable) and (viii) analogous rights to those set forth above, including the right to enforce and recover damages for the infringement or misappropriation of for any of the foregoing.

(ii) “Intervening Event” shall mean, with respect to the Company, any material fact, event, change, development or set of circumstances (other than, and not related in any way to, an Acquisition Proposal) that was not known to, nor reasonably foreseeable by any member of the Company Board, assuming consultation with the executive officers of the Company, as of or prior to the date of this Agreement, and did not result from or arise out of the announcement or pendency of, or any actions required to be taken (or to be refrained from being taken) pursuant to, this Agreement; provided, however, that in no event shall the receipt of an offer, proposal or inquiry from any third party relating to a transaction of the nature described in the definition of “Acquisition Transaction” (which, for purposes of this definition, shall be read without reference to the percentage thresholds set forth in the definition thereof) be deemed to be an Intervening Event.

(jj) “IRS” shall mean the United States Internal Revenue Service or any successor thereto.

(kk) “Knowledge” of the Company, with respect to any matter in question, shall mean the knowledge of any of the executive officers of the Company, or the knowledge that any of the foregoing persons would reasonably be expected to have after making due inquiry of those persons employed by the Company who would reasonably be expected to have knowledge of the matter in question.

(ll) “Law” shall mean any and all applicable federal, state, provincial, local, municipal, foreign or other law, statute, treaty, constitution, principle of common law, resolution, ordinance, code, edict, decree, directive, guidance, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(mm) “Legal Proceeding” shall mean any action, claim, suit, litigation, proceeding (public or private), arbitration, criminal prosecution, examination, audit or investigation by any Person (including any Governmental Authority) or pending before any Governmental Authority.

(nn) “Liabilities” shall mean any liability, indebtedness, obligation or commitment of any kind, nature or character (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared under GAAP).

(oo) “Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(pp) “Material Adverse Effect” shall mean, with respect to any Person, any fact, event, condition, circumstance, change or effect (collectively, “Effects”) that, individually or when taken together with all other Effects that exist or have occurred prior to or at the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably likely to (x) be materially adverse to the business, operations, capitalization, properties, assets (including intangible assets), Liabilities, condition (financial or otherwise) or results of operations of such Person taken together as a whole with its Subsidiaries or (y) materially impede the ability of such Person or its Subsidiaries to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Law; provided, however, that solely with respect to clause (x) above, none of the following Effects, by itself or when aggregated with any one or more of the other such Effects, shall be deemed to be or constitute a Material Adverse Effect and none of the following Effects, by itself or when aggregated with any one or more of the other such Effects, shall be taken into account when determining whether a Material Adverse Effect has occurred or may, would or could occur: (i) general economic conditions, provided that such Effects do not have a substantially disproportionate impact on such Person and its Subsidiaries, take together as a whole; or (ii) general conditions in the industries in which such Person or any of its Subsidiaries conduct business, provided that such Effects do not have a substantially disproportionate impact on such Person and its Subsidiaries, take together as a whole.

(qq) “MLS-Sourced Data” shall mean data pertaining to real properties that the Company receives or accepts either (i) directly from a multiple listing service, or (ii) from one or more third-parties that receive such data, either directly or indirectly, from a multiple listing service.

(rr) “Nasdaq” shall mean the Nasdaq Global Select Market, any successor stock exchange operated by The NASDAQ Stock Market LLC or any successor thereto.

(ss) “NYSE” shall mean the New York Stock Exchange, any successor stock exchange operated by the NYSE Euronext or any successor thereto.

(tt) “Open Source Code” shall mean software or software code that is distributed as “free software” or “open source software” or is otherwise distributed publicly in Source Code form under terms of an Open Source License.

(uu) “Open Source License” shall mean any license for “free software” or “open source software” including, without limitation, the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License or other license that is defined as “Open Source License” by the organization known as the Open Source Initiative (www.opensource.org).

(vv) “Order” shall mean any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Authority that is binding on any Person or its property under applicable Law.

(ww) “Parent Board” shall mean the board of directors of Parent.

(xx) “Parent Common Stock” shall mean the Common Stock, par value $0.00001 per share, of Parent.

(yy) “Parent Common Stock Closing Price” shall mean the volume weighted average closing price of Parent Common Stock, rounded to the nearest one-tenth of a cent, as reported on NYSE over the ten (10) trading days immediately preceding (but not including) the Closing Date.

(zz) “Parent Preferred Stock” shall mean the Preferred Stock, par value $0.00001 per share, of Parent.

(aaa) “Partner Network” shall have the meaning set forth in that Platform Service Agreement between Parent and Move Sales, Inc., dated June 19, 2012.

(bbb) “Permitted Liens” shall mean any or all of the following: (i) Liens for Taxes and other similar governmental charges and assessments which are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made on the appropriate financial statements in accordance with GAAP; (ii) Liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising in the ordinary course of business consistent with past practice for sums not yet due and payable; (iii) undetermined or inchoate Liens, charges and privileges existing as of the Closing Date and any statutory Liens, licenses, charges, adverse claims, security interests or encumbrances of any nature whatsoever existing as of the Closing Date and claimed or held by any Governmental Authority that are related to obligations that are not due or delinquent; (iv) security given in the ordinary course of business consistent with past practice as of the Closing Date to any public utility, Governmental Authority or other statutory or public authority; (v) Liens imposed on the underlying fee interest in leased property that are not caused by the Company or any of its Subsidiaries; and (vi) Liens that do not materially interfere with the use, value or operation of the property subject thereto.

(ccc) “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

(ddd) “Personal Information” shall mean, in addition to any definition provided by the Company for any similar term (e.g., “personally identifiable information” or “PII”) in any privacy policy or other public-facing statement of the Company or any of its Subsidiaries, all information regarding or capable of being associated with an individual consumer or device, including (i) information that identifies, could be used to identify or is otherwise identifiable with an individual, including name, physical address, telephone number, email address, financial account number, government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations, and marital or other status, and any other data used or intended to be used to identify, contact or precisely locate an individual; (ii) information that is created, maintained, or accessed by an individual (e.g., videos, audio, individual contact information); (iii) any data regarding an individual’s activities online or on a mobile or other application (e.g., searches conducted, web pages or content visited or viewed); and (iv) Internet Protocol addresses or other persistent identifiers. Personal Information may relate to any individual, including a current, prospective or former customer or employee of any Person. Personal Information includes information in any form, including paper, electronic and other forms.

(eee) “Registered Intellectual Property” shall mean applications, registrations and filings for Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any Government Authority.

(fff) “Representatives” shall mean, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

(ggg) “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(hhh) “SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

(iii) “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(jjj) “Source Code” shall mean software and code, which may be printed out or displayed in human readable form or from which object or other executable code can be derived by compilation or otherwise.

(kkk) “Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

(lll) “Superior Proposal” shall mean any bona fide written Acquisition Proposal for an Acquisition Transaction (except that all references in the definition of Acquisition Transaction to “fifteen percent (15%)” or “eight-five percent (85%)” shall be references to “fifty percent (50%)”) not solicited in violation of Section 5.1 and that has not been withdrawn, (i) which, if any cash consideration is involved, is not subject to any financing contingencies (and if financing is required, such financing is then fully committed to the third party making such Acquisition Proposal) and (ii) with respect to which the Company Board determines in good faith, after consultation with the Financial Advisor or any other financial advisor of nationally recognized standing and outside legal counsel, and taking into consideration, among other things, all of the terms and conditions and all legal, financial, regulatory and other aspects of such Acquisition Proposal and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination), (A) is reasonably likely to be consummated in accordance with its terms, and (B) would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transactions provided for in this Agreement (after taking into account the expected timing and risk and likelihood of consummation).

(mmm) “Tax” shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes, including taxes based upon or measured by gross receipts, income, profits, business and occupation, sales, use and occupation, and value added, goods and services, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including any liability under Treasury Regulation Section 1.1502-6 or any comparable provision of other applicable Law, and including any arrangement for group or consortium relief or similar arrangement) and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any Contract with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of Law.

(nnn) “Tax Returns” shall mean all returns, declarations, reports, estimates, statements and other documents filed or required to be filed in respect of any Taxes, including any attachments, addenda or schedules thereto or amendments thereof.

(ooo) “Technology” shall mean any or all of the following tangible items and any and all instantiations of the following in any form and embodied in any media: (i) works of authorship including computer programs, source code, executable code, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, and data related to the foregoing, (ii) inventions (whether or not patentable), discoveries, improvements, and technology, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections, and technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) tools, methods and processes, and (vii) devices, prototypes, schematics, breadboards, netlists, mask works, test methodologies, verilog files, emulation and simulation reports, test vectors, and hardware development tools.

(ppp) “WARN Act” shall mean the Worker Adjustment and Retraining Notification Act.

(qqq) “Washington Law” shall mean the WBCA and any other applicable Law of the State of Washington.